UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN

PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

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☐	Soliciting Material Pursuant to §240.14a-12

Allergan, Inc.

(Name of Registrant as Specified In Its Charter)

Pershing Square Capital Management, L.P.

PS Management GP, LLC

PS Fund 1, LLC

William A. Ackman

Ben Hakim

Jordan H. Rubin

Roy J. Katzovicz

Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International

J. Michael Pearson

Howard B. Schiller

Ari S. Kellen

Laurie W. Little

Betsy S. Atkins

Cathleen P. Black

Fredric N. Eshelman

Steven J. Shulman

David A. Wilson

John J. Zillmer

(Name of Person(s) Filing Proxy Statement, if Other Than The Registrant)

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***PRELIMINARY SOLICITATION STATEMENT – SUBJECT TO COMPLETION***

SOLICITATION OF WRITTEN REQUEST FOR SPECIAL MEETING IN CONNECTION WITH THE

CALLING OF A SPECIAL MEETING OF SHAREHOLDERS OF

ALLERGAN, INC.

SOLICITATION STATEMENT

OF

THE REQUESTING SHAREHOLDER

To the Shareholders of Allergan, Inc.:

This Solicitation Statement (this “Solicitation Statement”), the enclosed form of Special Meeting Request attached as Exhibit A (the “Special Meeting Request Form”), the enclosed form of instruction letter to The Depository Trust Company (“DTC”) attached as Exhibit B-1 (the “DTC Instruction Letter”), the enclosed form of written request for a special meeting from DTC’s nominee attached as Exhibit B-2 (the “Cede & Co. Meeting Request”), the enclosed form of letter from the brokerage firm, bank nominee or other institution that is the holder of record of your shares of Company Common Stock (“DTC participant”) verifying your beneficial ownership of Company Common Stock attached as Exhibit C (the “Verification Letter”) and the accompanying WHITE Proxy Card attached as Exhibit D (the “WHITE Proxy Card”) are being furnished to you as a shareholder of Allergan, Inc., a Delaware corporation (the “Company” and/or “Allergan”), by and on behalf of PS Fund 1, LLC, a Delaware limited liability company (the “Requesting Shareholder,” “PS Fund 1,” “we,” “our” or “us”), for the purpose of soliciting revocable proxies from shareholders of the Company to empower us to deliver to the Company’s Secretary your Special Meeting Request Forms and Cede & Co. Meeting Requests to call a special meeting of the Company’s shareholders for the purposes described below (the “Special Meeting”), along with Verification Letters, as applicable.

Pursuant to the Company’s Amended and Restated Certificate of Incorporation, effective May 9, 2014 (the “Charter”), and the Company’s Amended and Restated Bylaws, effective May 9, 2014 (the “Bylaws”), the calling of the Special Meeting requires the written request of holders of record of at least 25% of the outstanding shares of common stock of the Company, par value $0.01 per share (“Company Common Stock”), at the time the request is validly submitted (the “Requisite Percentage”) subject to and in compliance with Article 10 of the Charter and Article II, Section 3 of the Bylaws.

In addition, pursuant to the Bylaws, one or more written requests must be signed by Proposing Persons (as defined in the Bylaws) that are holders of record of at least one share of Company Common Stock and have a combined Net Long Beneficial Ownership (as defined in the Bylaws) of at least the Requisite Percentage (such holders, the “Requisite Holders”).

The Special Meeting Request Forms, the DTC Instruction Letters, the Cede & Co. Meeting Requests, the Verification Letters and the WHITE Proxy Cards are being provided to you for the purpose of calling the Special Meeting. The DTC Instruction Letter and the Cede & Co. Meeting Request are to be completed by your DTC participant(s), upon your direction, and the Cede & Co. Meeting Request will be executed by Cede & Co., as DTC’s nominee, upon DTC’s receipt of a duly executed DTC Instruction Letter from your DTC participant(s) on your behalf. Beneficial owners of shares of Company Common Stock who wish to become Proposing Persons but do not currently hold any shares of Company Common Stock in record (certificated) form must transfer into the name of such Proposing Person, or purchase in the name of such Proposing Person, at least one share of Company Common Stock.

The date of this Solicitation Statement is [—], 2014. This Solicitation Statement, the enclosed Special Meeting Request Form, the enclosed DTC Instruction Letter, the enclosed Cede & Co. Meeting Request, the enclosed Verification Letter and the accompanying WHITE Proxy Card are first being sent or given to shareholders on or about [—], 2014.

Copies of the Bylaws and Charter can be found at: http://www.allergan.com/investors/corporate_governance_and_certificates.htm.

The Requesting Shareholder seeks to request that the Company call a special meeting of the Company’s shareholders to consider and vote upon the proposals set forth in the section of this Solicitation Statement titled “Plans for the Special Meeting.”

At this time, the Requesting Shareholder is soliciting your revocable proxy to empower us to deliver your Special Meeting Request Form and Cede & Co. Meeting Request, along with a Verification Letter, as applicable, to the Company’s Secretary, and is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the Special Meeting is called, the Requesting Shareholder will send you proxy materials relating to the Proposals.

On April 22, 2014, Valeant first made an offer to the Board proposing a business combination of Allergan and Valeant. On May 30, 2014, Valeant publicly announced a revised proposal to merge with Allergan pursuant to which each share of Company Common Stock would be exchanged for $72.00 in cash and 0.83 shares of Valeant common stock (and has indicated it remains willing to add a contingent value right relating to sales of Allergan’s DARPin® product if Allergan were to engage in negotiations with Valeant to work out the exact terms of the CVR). Please refer to the section of this Solicitation Statement titled “Background and Past Contacts” for more detailed information.

From April 10, 2014 (the day before Pershing Square began its rapid accumulation program) to the date of this Solicitation Statement, the Company’s stock price has increased by approximately 45%. We believe the market has spoken, and that shareholders see substantial value in Valeant’s revised proposal. To date, the Board has refused to engage with Valeant in any way regarding a merger with Valeant.

Therefore, the Requesting Shareholder is asking the Company’s shareholders to complete, sign and date the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card, to arrange for the execution of the Cede & Co. Meeting Request and Verification Letter by following the steps outlined below, and to return each of the Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter to D.F. King and Co., Inc. (“D.F. King”), which is assisting the Requesting Shareholder in this solicitation of requests to call the Special Meeting. To effect the execution of the Cede & Co. Meeting Request and Verification Letter, the Requesting Shareholder asks the Company’s shareholders to arrange for their DTC participant(s) to instruct DTC to cause Cede & Co., as nominee of DTC, to sign and return the Cede & Co. Meeting Request to the shareholder’s DTC participant(s), and for such DTC participant(s) to sign the Verification Letter with respect to such shareholder’s shares of Company Common Stock.

Upon receiving the executed Cede & Co. Meeting Request from Cede & Co., the DTC participant(s) should return the executed Cede & Co. Meeting Request and their executed Verification Letter to the shareholder, who should send the Cede & Co. Meeting Request and Verification Letter, along with the executed Special Meeting Request Form and WHITE Proxy Card, to D.F. King, who will gather such documents and provide them to the Requesting Shareholder for submission to the Company.

The Special Meeting Request Form and the Cede & Co. Meeting Request request that the Special Meeting be held as soon as possible, and in any event within 45 days, following the date on which Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters from the Requisite Holders are delivered to the Company’s Secretary.

We ask that the executed Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters be delivered as promptly as possible, by mail in the enclosed postage-paid envelope to D.F. King at the address below, and that you follow the instructions below with respect to any of your shares of Company Common Stock held through a DTC participant. Please note that, because Article II,

Section 3(a) of the Bylaws provides that special meeting requests from multiple shareholders may be aggregated and considered together only if they identify the same purposes and the same matters proposed to be acted on at a special meeting, we request that you not change the purposes or Proposals stated in the Special Meeting Request Forms or the Cede & Co. Meeting Requests.

If you have any questions about completing, executing and dating your Special Meeting Request Form or WHITE Proxy Card, causing your Cede & Co. Meeting Request or Verification Letter to be executed and returned to you or delivering each of the four documents to D.F. King, or otherwise require assistance, please contact D.F. King at the address and telephone numbers below. We encourage you to submit your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, even if you cannot complete your Special Meeting Request Form or WHITE Proxy Card in full or you believe your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request or Verification Letter may be defective; however, we reserve the right not to submit any Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters if we believe that they do not comply with the Charter and Bylaws. If we believe that your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and/or Verification Letter does not so comply, or the Company notifies us of such non-compliance, we expect to contact you.

IMPORTANT

Please complete, sign and date the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card as soon as possible.

If any of your shares of Company Common Stock are held in the name of a brokerage firm, bank nominee or other institution, please arrange to have such DTC participant(s) complete and return the executed Cede & Co. Meeting Request and their executed Verification Letter to you by following the procedures set forth in the section of this Solicitation Statement titled “Procedures for Arranging for Execution of Cede & Co. Meeting Requests and Verification Letters”.

Pursuant to the Bylaws, if any portion of your shares of Company Common Stock is sold, or there is any other reduction in your Net Long Beneficial Ownership, prior to the date of the special meeting, your Special Meeting Request Form will be deemed revoked pursuant to the Bylaws to the extent of such sale or reduction. Therefore, we request that you not sell any portion of your shares, or otherwise reduce your Net Long Beneficial Ownership, until after the date of the special meeting.

If you have any questions about completing, executing and dating your Special Meeting Request Form or WHITE Proxy Card, causing your Cede & Co. Meeting Request or Verification Letter to be executed and returned to you or delivering each of the four documents to D.F. King, or otherwise require assistance, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll-free: (800) 859-8511

Banks and brokers: (212) 269-5550

Please complete, sign and date the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card and, if any of your shares of Company Common Stock are held through a DTC participant, follow the instructions below to arrange for the execution of the Cede & Co. Meeting Request and the Verification Letter, and return all four documents to D.F. King in the enclosed postage-paid envelope today.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SOLICITATION OF WRITTEN REQUEST FOR SPECIAL MEETING. In addition to delivering printed versions of this Solicitation Statement, the Special Meeting Request Form, the WHITE Proxy Card, the DTC Instruction Letter, the Cede & Co. Meeting Request and the Verification Letter to all shareholders by mail, this Solicitation Statement, the Special Meeting Request Form, the WHITE Proxy Card, the DTC Instruction Letter, the Cede & Co. Meeting Request and the Verification Letter are also available on the Internet. You have the ability to access and print this Solicitation Statement, the Special Meeting Request Form, the WHITE Proxy Card, the DTC Instruction Letter, the Cede & Co. Meeting Request and the Verification Letter at http://www. advancingallergan.com. As a shareholder of Allergan, you may have received the Company’s revocation solicitation statement (the “Revocation Statement”) and the accompanying blue revocation card. Since only your latest dated proxy card will count, we urge you not to return any proxy/revocation card you receive from the Company. Remember, you can support the call of the Special Meeting only by submitting our WHITE Proxy Card and the other documents described herein. Please make certain that the latest dated proxy card you return is the WHITE Proxy Card.

THIS SOLICITATION IS BEING MADE BY THE REQUESTING SHAREHOLDER, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. AT THIS TIME, WE ARE NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR AGENT DESIGNATION FOR APPROVAL OF THE PROPOSALS OR ANY OTHER ACTIONS. WE ARE ONLY SOLICITING YOUR REVOCABLE PROXY TO EMPOWER US TO DELIVER TO THE COMPANY’S SECRETARY YOUR SPECIAL MEETING REQUEST FORM AND CEDE & CO. MEETING REQUEST TO CALL THE SPECIAL MEETING, ALONG WITH A VERIFICATION LETTER, AS APPLICABLE.

AFTER THE SPECIAL MEETING REQUEST FORMS, WHITE PROXY CARDS, CEDE & CO. MEETING REQUESTS AND VERIFICATION LETTERS HAVE BEEN DELIVERED, WE WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS.

YOUR SPECIAL MEETING REQUEST FORM, WHITE PROXY CARD, CEDE & CO. MEETING REQUEST AND VERIFICATION LETTER ARE IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED SPECIAL MEETING REQUEST FORM AND THE ACCOMPANYING WHITE PROXY CARD AND, WITH RESPECT TO ANY OF YOUR SHARES OF COMPANY COMMON STOCK HELD THROUGH A DTC PARTICIPANT, TO FOLLOW THE PROCEDURES SET FORTH IN THE SECTION OF THIS SOLICITATION STATEMENT TITLED “PROCEDURES FOR ARRANGING FOR EXECUTION OF CEDE & CO. MEETING REQUESTS AND VERIFICATION LETTERS”.

BACKGROUND AND PAST CONTACTS

On September 10, 2012, J. Michael Pearson, Valeant’s Chairman of the Board and Chief Executive Officer, spoke to David Pyott, Allergan’s Chairman of the Board, President and Chief Executive Officer, about possibly combining the two companies. Mr. Pyott informed Mr. Pearson that he would discuss the possibility with the Board.

On September 25, 2012, Mr. Pyott called Mr. Pearson and indicated that he had spoken with the Board about a possible business combination with Valeant, and Allergan was not interested in a transaction at that time. As part of its general review of strategic opportunities, Valeant’s management continued to review numerous transaction alternatives with various pharmaceutical businesses and assets, including, from time to time, Allergan.

In September of 2013, Pershing Square Capital Management, L.P. (“Pershing Square”) hired William F. Doyle as a Senior Advisor.

On January 14, 2014, Mr. Doyle, a senior advisor at Pershing Square, spoke with Mr. Pearson, at a health care conference. They discussed Mr. Doyle’s work with Pershing Square and it was suggested that they have a subsequent discussion regarding the potential of Valeant and Pershing Square jointly engaging in merger and acquisition transactions. On January 31, 2014, Messrs. Pearson and Doyle had a follow-up meeting in which they exchanged public information about Valeant and Pershing Square. Messrs. Doyle and Pearson did not specifically discuss Allergan at either meeting.

On February 4, 2014, Mr. Pearson and G. Mason Morfit, then a director of Valeant, met with Mr. Doyle and William A. Ackman, the Chief Executive Officer of Pershing Square. They primarily discussed Valeant and Valeant’s business model. They also discussed what Pershing Square could do to encourage large public pharmaceutical companies to create more value for their stockholders, including by entering into different types of transactions with Valeant, though the structure that Valeant eventually used in connection with its offer for Allergan was not specifically discussed. Allergan was one of several companies mentioned, but was not discussed in detail.

On or around February 6, 2014, Mr. Ackman and Mr. Pearson had a telephone call in which they discussed, conceptually, a potential transaction structure in which Valeant would identify a target and disclose it confidentially to Pershing Square, after which Pershing Square could decide whether it was interested in working with Valeant. No specific targets were discussed on the telephone call. Around the same time, Mr. Pearson and Mr. Pyott agreed to meet the following weekend to follow up on their September 2012 discussions regarding the possibility of combining the two companies.

On February 7, 2014, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Valeant’s counsel, sent Pershing Square and Kirkland & Ellis LLP (“Kirkland & Ellis”), Pershing Square’s counsel, a draft confidentiality agreement that did not disclose the identity of Allergan. Between February 7, 2014 and February 9, 2014, representatives of Sullivan & Cromwell and Kirkland & Ellis exchanged drafts of and negotiated the confidentiality agreement.

On February 9, 2014, Valeant and Pershing Square entered into the confidentiality agreement, after which, Mr. Pearson called Mr. Ackman by telephone and informed him of Valeant’s interest in a potential transaction with Allergan. Later that day, the board of directors of Valeant (the “Valeant Board”), met telephonically and discussed, among other things, pursuing the acquisition of Allergan and doing so with Pershing Square.

On February 10, 2014, in connection with Allergan senior management’s meetings with analysts, Sanford B. Bernstein & Co. published a report of its discussions with Mr. Pyott, reporting that an acquisition of Allergan by Valeant “was not a good fit and shareholders would hesitate to take Valeant paper.” That same day, Bank of America Merrill Lynch analyst Gregg Gilbert issued a note stating that Allergan would not be interested in a transaction with Valeant.

On February 11, 2014, Pershing Square formed a new Delaware limited liability company, PS Fund 1, and Pershing Square, L.P., Pershing Square II, L.P., Pershing Square International, Ltd. and Pershing Square Holdings, Ltd (collectively, the “Pershing Square Funds”), which are investment funds managed by Pershing Square, entered into the original limited liability company agreement for PS Fund 1.

On February 13, 2014, representatives of Valeant and Pershing Square met to discuss a potential transaction involving Allergan. Representatives of Sullivan & Cromwell and Kirkland & Ellis also attended. Later that day, Sullivan & Cromwell sent Kirkland & Ellis a draft of an amended confidentiality agreement. Between February 13, 2014 and February 20, 2014, representatives of Sullivan & Cromwell and Kirkland & Ellis exchanged drafts of and negotiated the amended confidentiality agreement.

As a result of Mr. Pyott’s published statements to analysts, on February 14, 2014, the planned meeting between Messrs. Pearson and Pyott was cancelled.

On February 20, 2014, Valeant and Pershing Square entered into the amended confidentiality agreement, dated as of February 9, 2014. That same day, Kirkland & Ellis sent Sullivan & Cromwell a draft letter agreement related to the purchase of equity in Allergan. Between February 20, 2014 and February 25, 2014, representatives of Valeant, Pershing Square and their respective counsel exchanged drafts of and negotiated the letter agreement.

On February 21, 2014, the Valeant Board met in Toronto and discussed a potential transaction involving Allergan. Messrs. Ackman and Doyle attended a portion of the meeting, during which, among other things, Pershing Square’s role in a potential transaction was discussed.

On February 25, 2014, Pershing Square and Valeant entered into an agreement (the “Letter Agreement”) pursuant to which they agreed that a joint venture entity, PS Fund 1, would acquire shares of Company Common Stock and derivative instruments referencing Company Common Stock. Pursuant to the Letter Agreement, the parties thereto agreed, among other things, that:

•	Valeant would not, while Valeant, Pershing Square and/or PS Fund 1 may be deemed a group, acquire beneficial ownership of Allergan equity, except in a business combination transaction with Allergan or as a result of transactions by Pershing Square, PS Fund 1 or any of their respective affiliates;

•	PS Fund 1 would dissolve following the earliest to occur of several events, including the consummation of a business combination transaction with Allergan or at such time that Valeant informs Pershing Square or Allergan that it is no longer interested in pursuing a business combination transaction with Allergan;

•	Income, gain and loss on $75.9 million in value of shares of Company Common Stock purchased by PS Fund 1 would be allocated to Valeant and the remaining net profit realized by PS Fund 1 would be allocated to funds advised by Pershing Square, except that Valeant would have a right to 15% of the net profits otherwise allocable to funds advised by Pershing Square if, before dissolution and at a time when a Valeant business combination proposal for Allergan is outstanding, a proposal for a third party business combination with Allergan is outstanding or made;

•	Valeant would consult with Pershing Square before making any material decisions relating to a business combination with Allergan;

•	Pershing Square would direct the management of PS Fund 1 (including the manner and timing of purchases and sales of Allergan equity) and would generally decide how PS Fund 1 votes any securities it owns, except that until the Termination Time (as defined in the Letter Agreement) PS Fund 1 would vote all of its shares of Company Common Stock in favor of a proposal by Valeant to acquire Allergan and other proposals supported by Valeant and against proposals reasonably likely to impair the ability of Valeant to consummate a business combination with Allergan, and, subject to limited exceptions, would not sell or otherwise reduce its economic ownership in Allergan equity;

•	At the election of Valeant, immediately prior to consummation of a Valeant business combination with Allergan, Pershing Square would purchase, for $400 million, Valeant common shares at a per share price reflecting a 15% discount to the then current market price;

•	If Valeant and Allergan consummate a business combination transaction that permits shareholders of Allergan to elect to receive Valeant common shares, Pershing Square would cause PS Fund 1 to elect to receive Valeant common shares for all shares of Company Common Stock over which it controls that election; and

•	If Valeant and Allergan consummate a business combination transaction, Pershing Square would, on the date of consummation, hold Valeant common shares with a then current value of at least $1.5 billion and, for a period of at least one year after that consummation, it will not sell Valeant common shares unless after giving effect to the sale it continues to own at least $1.5 billion in value of Valeant common shares (and during that one year period it would not hedge its investment in that minimum number of shares).

Also on February 25, 2014, PS Fund 1 began acquiring securities of Allergan. Following the acquisition by PS Fund 1 of 597,431 shares of Company Common Stock, Valeant contributed $75.9 million to PS Fund 1 in respect of such shares. The Pershing Square Funds thereafter contributed to PS Fund 1 the remainder of the funds needed to fund the acquisition of securities of, and derivatives referencing, the Company. Between February 25 and April 21, 2014, representatives of Valeant and Pershing Square and their counsel participated in at least weekly phone calls to update Valeant on PS Fund 1’s trading.

On February 26, 2014, Sullivan & Cromwell sent Pershing Square and Kirkland & Ellis a draft of an amended and restated limited liability company agreement for PS Fund 1, including a Valeant entity as a member, and generally reflecting the terms of the Letter Agreement. Between February 25, 2014 and April 3, 2014, representatives of Sullivan & Cromwell and Kirkland & Ellis exchanged drafts of and negotiated the amended and restated limited liability company agreement of PS Fund 1.

On March 11, 2014 and March 12, 2014, the Valeant Board met and discussed various matters, including a potential transaction involving Allergan.

On March 17, 2014, representatives of Valeant and Pershing Square met to discuss the terms of a potential transaction with Allergan and to continue Pershing Square’s due diligence of Valeant’s business which also involved visits to certain Valeant operations and other oral and documentary due diligence.

On April 1, 2014, representatives of Valeant and Pershing Square met again to discuss Valeant’s and Allergan’s operations and the process for accomplishing the proposed transaction.

On April 3, 2014, Valeant Pharmaceuticals International (“Valeant USA”), Pershing Square and each of the Pershing Square Funds entered into the amended and restated limited liability company agreement of PS Fund 1, dated as of April 3, 2014, which generally reflected the terms of the Letter Agreement.

On April 7, 2014, the Valeant Board held a meeting in Toronto and discussed, among other things, pursuing an acquisition of Allergan and doing so with Pershing Square.

On April 8, 2014, PS Fund 1 reached beneficial ownership of 4.99% of Allergan’s outstanding stock and, as required by the Letter Agreement, stopped purchasing equity in Allergan pending Valeant approval to cross the 5% threshold. On April 10, 2014, Valeant provided approval for PS Fund 1 to purchase equity derivatives referencing Allergan that would result in PS Fund 1 beneficially owning more than 5% of Allergan’s outstanding stock.

On April 11, 2014, PS Fund 1 crossed the 5% Schedule 13D beneficial ownership threshold and began a rapid accumulation program. By April 21, 2014, PS Fund 1 had acquired beneficial ownership of approximately 9.7% of the outstanding shares of Company Common Stock.

Between April 13, 2014 and April 21, 2014, representatives of Valeant, Pershing Square and their advisors met and discussed the terms of Valeant’s initial proposal and their investor presentations in support of the proposal.

On April 21, 2014, Pershing Square and Valeant each filed a Schedule 13D disclosing their beneficial ownership of shares in Company Common Stock. Pershing Square’s Schedule 13D disclosed that Pershing Square had beneficially acquired for the account of PS Fund 1 an aggregate of 28,878,538 shares of Company Common Stock for total consideration of $3.217 billion, which had been contributed by the Pershing Square Funds and by Valeant USA pursuant to the Letter Agreement. That same evening, the Valeant Board met telephonically to determine whether to proceed with a proposal to acquire Allergan, and after deciding to do so, the appropriate terms of Valeant’s proposal. The Valeant Board approved the terms of the proposal and authorized Valeant to deliver a merger proposal letter to Allergan the next morning.

On April 22, 2014, Valeant made a public proposal to Mr. Pyott and the Board to acquire Allergan for a price comprised of $48.30 in cash and 0.83 Valeant common shares for each share of Company Common Stock based on the fully diluted number of shares of Company Common Stock outstanding. Pursuant to the terms of the proposal, Allergan shareholders would receive a substantial premium over Allergan’s unaffected stock price of $116.63 on April 10, 2014 (the day before Pershing Square began its rapid accumulation program) and would own approximately 43% of the combined company.

Later that day, Valeant and Pershing Square held an investor conference in which representatives of Valeant and Pershing Square delivered presentations describing the benefits of Valeant’s proposal. Beginning on April 22, 2014, representatives of Valeant met with Allergan stockholders and Valeant shareholders to discuss Valeant’s proposal.

On April 22, 2014, Allergan issued a press release in which it confirmed receipt of the proposal from Valeant and stated that the Board, in consultation with its financial and legal advisors, would carefully review and consider the proposal and pursue the course of action that it believes is in the best interests of the Company’s shareholders. The Company also adopted a shareholder rights plan (commonly referred to as a “Poison Pill”), effective April 22, 2014.

On April 23, 2014, Mr. Ackman emailed Matthew Maletta, Allergan’s Associate General Counsel and Secretary, to request an opportunity to speak with Michael R. Gallagher, the lead independent director of the Board, and Mr. Pearson spoke briefly with Mr. Pyott by telephone.

Mr. Maletta arranged a telephone call between Mr. Ackman and Mr. Gallagher, but later noted that Mr. Pyott and Jim Hindman, SVP of Investor Relations for Allergan, would be joining Mr. Gallagher on the call. While Mr. Ackman welcomed the opportunity to have a discussion with Mr. Pyott on April 24, 2014, Mr. Ackman’s purpose for the call was to speak with Mr. Gallagher, without management present, as the lead director who Mr. Ackman expected, based on Allergan’s proxy disclosures, to be the Board’s independent representative for shareholders in considering the Valeant proposal.

During the April 24, 2014 call, Mr. Ackman requested the opportunity to speak with Mr. Gallagher in executive session, which Mr. Gallagher rejected. Mr. Ackman then asked for Mr. Gallagher’s contact information so Mr. Ackman could contact Mr. Gallagher directly in the future. Mr. Gallagher was unwilling to provide Mr. Ackman with his contact information because Mr. Gallagher explained that he did not believe it was appropriate to speak to Mr. Ackman alone. Mr. Ackman then offered to speak with Mr. Gallagher with the Board’s counsel present on the call, and Mr. Gallagher also refused this request.

On May 1, 2014, early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted with respect to the acquisition by PS Fund 1 of certain shares of Company Common Stock. Later that day, PS Fund 1 exercised its American-style call options to purchase Company Common Stock and also paid the applicable forward purchase price under the forward purchase contracts to purchase Company Common Stock. As a result, PS Fund 1 became Allergan’s largest shareholder. In total, Pershing Square contributed approximately $3.624 billion to PS Fund 1 to fund the acquisition of Company Common Stock through the purchase and ultimate settlement of derivative instruments.

On May 5, 2014, in response to news reports stating that the Company had begun to approach alternative business combination partners, Mr. Ackman sent a letter to Mr. Gallagher, encouraging the Board to begin discussions with Valeant regarding its proposal. Among other things, Mr. Ackman’s letter highlighted Pershing Square’s belief that (i) the strength of Allergan’s negotiating position with Valeant comes, in part, from the potential that Allergan may negotiate a more valuable transaction with a large global pharmaceutical company, (ii) the list of global pharmaceutical companies with the financial capacity to buy Allergan is limited, and even more limited when factors such as strategic fit and antitrust risk are considered, and (iii) unless Allergan were to identify and engage with a large global pharmaceutical company for a transaction in the very near future, the odds of a transaction with such a counterparty are likely to decrease over time, the market and Valeant will likely learn of the lack of interest from alternative companies, and Allergan’s negotiating leverage with Valeant will decline. Indeed, in the days that followed such letter, news outlets reported that several global pharmaceutical companies, including Sanofi, Johnson & Johnson and Shire, had been contacted by Allergan and had declined to engage in a business combination transaction.

On May 8, 2014, Valeant reported its First Quarter 2014 Financial Results. On its earnings call with analysts, Howard B. Schiller, Valeant’s Executive Vice President and Chief Financial Officer, discussed Valeant’s meetings with Allergan stockholders and Valeant shareholders. Mr. Schiller announced that, while Valeant was waiting for a response to its proposal from the Board, Valeant and Pershing Square would commence a referendum to determine whether Allergan stockholders are supportive of a transaction with Valeant, although the referendum proposal was ultimately commenced only by Pershing Square.

On May 12, 2014, Mr. Pyott sent a letter to Mr. Pearson stating that the Board had rejected Valeant’s proposal.

Later on May 12, 2014, Mr. Ackman sent a letter (the “220 Request”) to Mr. Maletta, pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) requesting a complete record or list of the holders of Company Common Stock.

On May 13, 2014, Valeant issued a public letter to Allergan stockholders in response to Allergan’s rejection of the proposal. Valeant announced that it would hold a webcast on May 28, 2014 to discuss why it believed that its proposal offered substantially superior value to Allergan’s standalone strategy. Valeant also announced that, based on feedback from Allergan’s stockholders, Valeant planned to improve its proposal during the May 28 webcast in order to demonstrate its commitment to complete the transaction.

Also on May 13, 2014, Pershing Square filed a preliminary proxy statement with the SEC announcing a meeting of Allergan stockholders in order to conduct a stockholder referendum in which stockholders would be given the opportunity to vote on a non-binding resolution (with the same terms as Proposal 7 described in this Solicitation Statement) to request that the Board promptly engage in good faith discussions with Valeant regarding Valeant’s proposal.

Also on May 13, 2014, Mr. Ackman spoke briefly by telephone with Mr. Pyott. Mr. Pyott only afforded 15 minutes for the call despite Mr. Ackman’s understanding that Mr. Pyott had spent considerably more time with other Allergan shareholders and despite the fact that Pershing Square is Allergan’s largest shareholder. During the call, Mr. Ackman asked several questions concerning Allergan’s rejection of the Valeant proposal, and why the Board did not meet with Valeant before doing so. Mr. Pyott would not answer these questions, but simply told Mr. Ackman that the Valeant proposal substantially undervalued Allergan. At the end of the call, Mr. Ackman again requested the opportunity to meet with Allergan’s independent directors. Mr. Pyott said that he was the only member of the Board that was authorized to speak with shareholders and rejected Mr. Ackman’s request to meet with the full Board.

On May 19, 2014, Mr. Ackman sent a letter to Mr. Gallagher, the designated point of contact for corporate governance issues relating to Allergan. Mr. Ackman stated that, because Mr. Pyott stood to lose his leadership position if Valeant’s proposal were consummated, Mr. Pyott would be unable to engage in unconflicted discussions with Valeant and Pershing Square regarding that proposal. Mr. Ackman also expressed his displeasure that Allergan had rejected Valeant’s proposal without conducting any private due diligence.

Later on May 19, 2014, Mr. Gallagher sent a letter to Mr. Ackman in which he confirmed receipt of Mr. Ackman’s prior letter and stated his disagreement with Mr. Ackman’s assertion regarding Mr. Pyott’s disabling conflict of interest in respect of Valeant’s proposal.

Also on May 19, 2014, representatives of Latham & Watkins LLP (“Latham”), on behalf of Allergan, sent a letter to representatives of Kirkland & Ellis, in response to the 220 Request, in which Latham stated that Allergan would make available to Pershing Square and certain of its affiliates such information set forth in the 220 Request that was currently available to Allergan.

On May 20, 2014, Valeant held its annual stockholder meeting. After the official business of the meeting concluded, Mr. Pearson made a presentation to Valeant shareholders during which he addressed, among other things, Valeant’s proposal and Valeant’s plans for its May 28 webcast. On May 20, 2014 and May 21, 2014, the Valeant Board met and discussed various matters, including the Allergan transaction.

On May 21, 2014, Mr. Ackman sent a letter to Mr. Gallagher confirming receipt of Mr. Gallagher’s May 19 letter and stating that Pershing Square was encouraged to hear that the Board had an “open mind” and would show a high degree of professionalism in its review of Valeant’s proposal, but that no effort had been made by the Board to reach out to Pershing Square or sit down with Valeant to discuss its proposal. Furthermore, Mr. Ackman noted Allergan’s negative characterization of Valeant’s proposal despite the immediate and long-term value that Valeant’s proposal represented for Allergan’s shareholders.

Later on May 21, 2014, Mr. Gallagher sent a letter to Mr. Ackman confirming receipt of Mr. Ackman’s prior letter and stating that the Board would carefully review any revised offer announced by Valeant.

On May 27, 2014, Allergan filed a presentation with the SEC in which it criticized Valeant’s business model and management team despite the fact that Allergan had failed to conduct any private due diligence on Valeant.

Later on May 27, 2014, representatives of Kirkland & Ellis sent a letter to representatives of Latham requesting that Latham produce those documents set forth in the 220 Request which were currently available to Allergan and to provide a list of those documents which Allergan would not be able to produce.

On May 28, 2014, executives of Valeant held an investor presentation in New York City during which Valeant publicly announced an improved proposal and Valeant’s willingness to sit down with the Board and Allergan management to engage in meaningful discussions regarding that proposal. Representatives of Valeant also presented on Valeant’s business model and refuted Allergan’s claims from its May 27 press release and presentation.

Also on May 28, 2014, Mr. Pearson sent a letter to Mr. Pyott outlining the improved proposal, which increased the cash component of Valeant’s proposal by $10.00 per share of Company Common Stock to $58.30, and included a contingent value right (the “CVR”) tied to sales of Allergan’s DARPin® representing an additional $25.00 of value per share of Company Common Stock. In addition, Valeant committed to invest up to $400 million to develop DARPin® and pay to Allergan shareholders 40% of the net sales of DARPin® after recovery of Valeant shareholders’ investment in DARPin® development expenses.

On May 28, 2014, Allergan confirmed receipt of Valeant’s revised proposal. Allergan stated that the Board would carefully review and consider the revised proposal and pursue the course of action that the Board believes is in the best interests of Allergan and all of its stockholders. However, Allergan’s May 27 press release and presentation suggested that Allergan would not be willing to negotiate with Valeant.

On May 29, 2014, at the Sanford C. Bernstein Strategic Decisions Conference in New York City, numerous large Allergan shareholders expressed to Mr. Ackman their support of a merger between Allergan and Valeant. These investors suggested that, if Valeant raised its offer to $180 in value per share of Company Common Stock based on Valeant’s current trading price, they would be supportive of a transaction.

On the morning of May 30, 2014, Mr. Ackman spoke by telephone with Mr. Pearson and conveyed to Mr. Pearson the substance of his conversations with other Allergan shareholders from the day before. Mr. Ackman indicated that, if Valeant would raise its bid for Allergan so that its value (based on then current prices) approximated $180 per share of Company Common Stock, Pershing Square would accept a fixed exchange ratio of 1.22659 based on Allergan and Valeant closing prices on May 29, 2014. After considering Pershing Square’s proposal, Mr. Pearson contacted Mr. Ackman and said that he would recommend to the Valeant Board that Valeant raise its offer for Allergan on the terms discussed with Mr. Ackman, which the Valeant Board approved at a telephone meeting later that day.

Later in the afternoon on May 30, 2014, Valeant announced that it was making a revised proposal for Allergan under which each Allergan share would be exchanged for $72.00 in cash and 0.83 Valeant common shares, based on the fully diluted number of Allergan shares outstanding. The revised proposal also referenced Valeant’s continued willingness to include the CVR if Allergan were to engage in negotiations with Valeant to work out the exact terms. Under the revised proposal, Allergan stockholders would continue to be able to elect cash and/or Valeant stock, subject to proration. Pershing Square also separately agreed to exchange its Allergan shares for Valeant shares at a 1.22659 exchange ratio, based on closing stock prices of Allergan and Valeant on May 29, 2014, and receive no cash consideration.

Also on May 30, 2014, Mr. Pearson sent a letter to Mr. Pyott outlining the revised proposal to raise its offer for Allergan.

Allergan confirmed the receipt of Valeant’s revised offer on May 30, 2014. Allergan stated that the Board would carefully review and consider the revised proposal and pursue the course of action that the Board believes is in the best interests of Allergan and all of its stockholders and referenced its position set forth in its May 27 presentation. Allergan’s May 27 press release and presentation indicated that Allergan would likely not be willing to negotiate with Valeant.

On June 2, 2014, Valeant held an investor meeting and webcast to discuss its revised offer and announce its intention to commence an exchange offer on the terms of its revised offer. On the same day, Pershing Square filed a preliminary solicitation statement in respect of the Proposals. Pershing Square also indicated that it would no longer pursue its previously announced stockholder referendum in light of its plans to call a special meeting and in response to feedback Pershing Square received from other Allergan shareholders who urged Pershing Square to focus on calling a special meeting due to the more formal nature of the Special Meeting and the fact that certain proposals to be voted on at the Special Meeting would be binding on the Company.

On June 6, 2014, Pershing Square sent a letter (the “June 6 Letter”) to Arnold A. Pinkston, Executive Vice President, General Counsel and Assistant Secretary of Allergan, in which it asked Allergan to confirm, among other things, that actions taken in support of the PS Fund 1 solicitation and any subsequent application to the Delaware Court of Chancery that might be filed seeking an order requiring Allergan to hold a meeting for the election of directors would not result in Pershing Square being deemed an Acquiring Person under Allergan’s Poison Pill.

On June 10, 2014, Allergan announced that Mr. Pyott had sent a letter to Mr. Pearson, stating that the Board had rejected Valeant’s proposal.

On June 11, 2014, Pershing Square received a letter from Allergan’s counsel in which it declined to provide the confirmation requested in the June 6 Letter, other than to note that the mere solicitation and receipt of one or more revocable proxies by Pershing Square from other Allergan stockholders for the purpose of requesting a special meeting would not in and of itself result in Pershing Square being deemed an Acquiring Person under Allergan’s Poison Pill.

On June 12, 2014, PS Fund 1 commenced an action in the Delaware Court of Chancery seeking declaratory and other equitable relief, including a declaration that (i) the actions by PS Fund 1 and other Allergan stockholders solely for the purpose of exercising the right to call a special meeting in compliance with the requirements of the Bylaws will not trigger Allergan’s Poison Pill, or alternatively (ii) the relevant provisions of Allergan’s Poison Pill are invalid as a matter of law because they are inconsistent with the right to call a special meeting that is granted to stockholders in the Charter (the “Poison Pill Lawsuit”). On the same day, PS Fund 1 filed a motion seeking to expedite the resolution of the litigation. On June 19, 2014, the Delaware Court of Chancery granted the motion to expedite and set a hearing date for July 7, 2014.

On June 18, 2014, Valeant commenced an exchange offer (the “Exchange Offer”) pursuant to which Valeant is offering to exchange, for each share of Company Common Stock, at the election of the applicable Allergan shareholder:

•	$72.00 in cash and 0.83 common shares of Valeant (the “Standard Election Consideration”);

•	an amount in cash equal to the implied value of the Standard Election Consideration (based on the average of the closing prices of common shares of Valeant as quoted on the New York Stock Exchange (the “NYSE”) on each of the five NYSE trading days ending on the 10th business day preceding the date of expiration of the exchange offer); or

•	a number of Valeant common shares having a value equal to the implied value of the Standard Election Consideration (based on the average of the closing prices of Valeant common shares as quoted on the NYSE on each of the five NYSE trading days ending on the 10th business day preceding the date of expiration of the exchange offer), subject in each case to the election and proration procedures described in the offer to exchange and in the related letter of election and transmittal.

On June 23, 2014, Allergan filed a Schedule 14D-9 with the SEC in which it recommended that Allergan shareholders not tender their shares of Company Common Stock in the Exchange Offer.

On June 24, 2014, Allergan issued a press release stating that its board of directors rejected Valeant’s offer.

On June 24, 2014, Valeant filed a proxy statement on Schedule 14A for the calling of a special meeting of Valeant shareholders to approve the issuance of Valeant common shares in connection with an acquisition of Allergan.

On June 27, 2014, Pershing Square issued a press release announcing that it had entered into a settlement with Allergan resolving the Poison Pill Lawsuit and confirming that Pershing Square’s actions in connection with the solicitation and receipt of revocable proxies to call a Special Meeting does not trigger Allergan’s Poison Pill. The court order effecting the settlement was signed on June 28, 2014 and filed with the SEC by Pershing Square on June 30, 2014.

PLANS FOR THE SPECIAL MEETING

If we, the Requesting Shareholder, with the support of other shareholders are successful in obtaining sufficient shareholder support to request that a Special Meeting be called pursuant to the Bylaws and the Special Meeting is called, we expect to present the following matters for a shareholder vote at the Special Meeting:

•	Proposal 1: “RESOLVED, that the following six members of the current Board, Deborah Dunsire, M.D., Michael R. Gallagher, Trevor M. Jones, Ph.D., Louis J. Lavigne, Jr., Russell T. Ray and Henri A. Termeer, as well as any other person or persons elected or appointed to the Board without shareholder approval after the Company’s 2014 annual meeting and up to and including the date of the Special Meeting (other than any Group Nominee set forth herein), be and hereby are removed from office as directors of the Company.”

Article 7 of the Charter, along with Section 141(k) of the DGCL, provides that any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the Company’s directors.

If Proposal 1 passes, only three directors will remain on the Board. We are seeking to remove Messrs. Deborah Dunsire, M.D., Michael R. Gallagher, Trevor M. Jones, Ph.D., Louis J. Lavigne, Jr., Russell T. Ray and Henri A. Termeer because we believe that they have not acted in the best interests of shareholders with respect to Valeant’s proposal to acquire the Company as evidenced by the Board’s failure to engage in good faith discussions with Valeant regarding its proposal to merge with Allergan, and its adoption of a poison pill in the face of such proposal.

We will, in accordance with SEC requirements, provide shareholders with a way to vote for removal of less than all of the directors listed in the foregoing resolution.

•	Proposal 2: “RESOLVED, that the shareholders of Allergan hereby request that the Board elect or appoint the following individuals to serve as directors of the Company, regardless of whether Proposal 1 is passed: Betsy S. Atkins, Cathleen P. Black, Fredric N. Eshelman, Ph.D., Steven J. Shulman, David A. Wilson and John J. Zillmer (individually a “Group Nominee” and collectively, the “Group Nominees”); provided, however, that if at any time prior to the date of the Special Meeting one or more Group Nominees are no longer willing or, as a result of death or incapacity, able to serve as directors of the Company and a majority of the then-remaining Group Nominees select replacements, those replacements (rather than the individuals they replaced), along with the Group Nominees who have not been replaced, shall then be considered the Group Nominees for all purposes.”

Pursuant to Article II, Section 6 of the Bylaws, such a proposal requesting that the Board elect or appoint such individuals as directors requires the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote at such Special Meeting on such matter, a quorum being present.

Each Group Nominee named in this Proposal 2 has consented to be named in a proxy statement and to serve as a director of the Company, if elected. If the Group Nominees are elected, they intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. If elected, each Group Nominee named in this Proposal 2 would serve as a director until the Company’s annual meeting in 2015. This Proposal 2 is nonbinding in nature and thus the Board will be under no legal obligation to take any action with respect to the shareholders’ request to appoint new directors (which action is necessary to effect such request), no matter how many votes are cast in favor of this Proposal 2. We will, in accordance with SEC requirements, provide shareholders with a way to vote for inclusion of less than all of the Group Nominees in the request contemplated by the foregoing resolution.

In the event that Proposal 1 passes and the above-named directors are removed from the Board creating six vacancies, but Proposal 2 does not pass or Proposal 2 passes but the Board refuses to implement the shareholders’ wishes and does not elect or appoint the Group Nominees, then pursuant to Article III, Section 5 of the Bylaws, Article 8 of the Charter and Section 142(e) of the DGCL, such vacancies may be filled by a majority vote of the then-remaining directors, even though less than a quorum. In the event that, at the time of filling any board vacancy, the directors then in office constitute less than a majority of the whole Board, we intend to exercise our rights pursuant to Section 223(c) of the DGCL, which authorizes the Delaware Court of Chancery to summarily order an election to be held to fill any such vacancies or to replace the directors chosen by the directors then in office. For additional information on our rights under Section 223(c) of the DGCL, see the section of this Solicitation Statement titled “Information Regarding the Nominees.”

•	Proposal 3: “RESOLVED, that Article II, Section 3 of the Bylaws be, and hereby is, amended to read as set forth in Section 3(A) of Exhibit E to the Solicitation Statement filed by PS Fund 1, LLC (“PS Fund 1”) on [—], 2014 (the “Solicitation Statement”), in order to provide simplified mechanics for calling and determining the place, date and hour of any special meeting called at the request of Company’s shareholders.”

Pursuant to Article II, Section 6 of the Bylaws, the amendment of the Bylaws requires the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote at the Special Meeting on such matter, a quorum (which is a majority in voting interest of the shares of the Company) being present.

In order to simplify the mechanics for calling a special meeting, we are proposing amendments to the Bylaws that would eliminate certain procedural and informational requirements for calling a special meeting – which are set forth in the language marked as struck out in Article II, Section 3 of Exhibit E to this Solicitation Statement – that were originally adopted at the time of the Company’s 2013 annual meeting of shareholders. These requirements were summarized at the time of their adoption, in the Company’s Proxy Statement on Schedule 14A, filed with the SEC on March 8, 2013, as follows:

“no business may be conducted at the special meeting except as set forth in the Company’s notice of meeting; no stockholder special meeting request may be made during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the final adjournment of the next annual meeting; a special meeting request cannot cover business substantially similar to what was covered at an annual or special meeting held within one year, subject to certain exceptions; a special meeting will not be held if similar business is to be covered at an annual or special meeting called by the Board but not yet held; and the requesting stockholder’s notice must provide certain information regarding the business proposed to be conducted, and as to the stockholder giving notice and any person or entity acting in concert with the stockholder giving notice.”

In the event that Proposal 3 passes, the bylaw provisions quoted immediately above would be eliminated.

•	Proposal 4: “RESOLVED, that Article II, Section 3 of the Bylaws be, and hereby is, amended to add a new clause at the end (which shall be designated clause (B) if Proposal 3 above is passed and shall be designated clause (E) if Proposal 3 above is not passed) to read as set forth in Section 3(B) of Exhibit E to the Solicitation Statement, in order to provide mechanics for calling a special meeting if no directors or less than a majority of directors are then in office.”

Pursuant to Article II, Section 6 of the Bylaws, the amendment of the Bylaws requires the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote at the Special Meeting on such matter, a quorum (which is a majority in voting interest of the shares of the Company) being present.

In the event that Proposal 1 passes and the above-named directors are removed from the Board creating six vacancies, but Proposal 2 does not pass or Proposal 2 passes but the Board refuses to implement the shareholders’ wishes and does not elect or appoint the Group Nominees, then, as discussed above, pursuant to Article III, Section 5 of the Bylaws, Article 8 of the Charter and Section 142(e) of the DGCL, such vacancies may be filled by a majority vote of the then-remaining directors, even though less than a quorum.

We are proposing amendments to the Bylaws that would facilitate the shareholders’ right to call a special meeting to elect the replacements of the removed directors in the event that, at the time of filling any board vacancy, the directors then in office constitute less than a majority of the whole Board, as contemplated by Section 223(a) of the DGCL.

•	Proposal 5: “RESOLVED, that Article II, Section 9 of the Bylaws be, and hereby is, amended to read as set forth in Section 9 of Exhibit E to the Solicitation Statement, in order to provide simplified mechanics for nominating directors or proposing business at any annual meeting.”

Pursuant to Article II, Section 6 of the Bylaws, the amendment of the Bylaws requires the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote at the Special Meeting on such matter, a quorum (which is a majority in voting interest of the shares of the Company) being present.

In order to simplify the mechanics for nominating directors or proposing business at any annual meeting, we are proposing amendments to the Bylaws that would remove informational and procedural requirements for proposing business and nominating directors, which are set forth in the language marked as struck out in Article II, Section 9 of Exhibit E to this Solicitation Statement, such as:

•	the shareholder must provide detailed information regarding the business proposed to be conducted, as to the shareholder and any person or entity acting in concert with the shareholder, and as to each nominee, including the disclosure by the shareholder and each nominee of any “Disclosable Interests” (as defined in the Bylaws), which requirements require greater disclosure than that required by the federal proxy rules and Delaware law;

•	the shareholder must make representations regarding its intention to hold its shares through the date of the meeting, and must appear in person or by qualified representative to present the matters at the meeting; and

•	the requesting shareholder must update and supplement all such information as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement.

•	Proposal 6: “RESOLVED, that, if Proposal 1 is passed, Article III, Section 2 of the Bylaws be, and hereby is, amended to read as set forth in Article III, Section 2 of Exhibit E to the Solicitation Statement, in order to fix the authorized number of directors of the Company at nine directors.”

Pursuant to Article II, Section 6 of the Bylaws, the amendment of the Bylaws requires the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote at the Special Meeting on such matter, a quorum (which is a majority in voting interest of the shares of the Company) being present. According to Article 6 of the Charter, directors can only be elected at the annual meeting of shareholders.

If Proposal 1 is passed, and Proposal 2 passes and the Board implements the shareholders’ wishes and elects or appoints the Group Nominees, this Proposal 6 is designed to prevent the Board from taking other actions to nullify those actions, including by appointing to the Board several new directors affiliated with Company management.

•	Proposal 7: “RESOLVED, that any amendment to the Bylaws adopted without shareholder approval after the Company’s 2014 annual meeting and up to and including the date of the Special Meeting that changes the Bylaws in any way from the version that was publicly filed with the SEC on March 26, 2014 and became effective as of May 9, 2014 (other than any amendment to the Bylaws set forth herein) be, and hereby are, repealed.”

Pursuant to Article VII, Section 3 of the Bylaws, the repeal of amendments to the Bylaws requires the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote at the Special Meeting on such matter, a quorum being present.

This Proposal 7 is designed to prevent the Board from taking actions to amend the Bylaws to attempt to nullify or delay the actions taken by, or proposed to be taken by, the shareholders pursuant to the Proposals or to create new obstacles to the consummation of the transactions contemplated by Valeant’s proposal.

•	Proposal 8: “RESOLVED, that the shareholders of Allergan hereby request that the Board promptly engage in good faith discussions with Valeant regarding Valeant’s offer to merge with the Company, without in any way precluding discussions the Board may choose to engage in with other parties potentially offering higher value.”

Pursuant to Article II, Section 6 of the Bylaws, such a proposal requesting that the Board promptly engage in good faith discussions with Valeant regarding Valeant’s proposal requires the vote of a majority in voting interest of the shareholders present in person or by proxy and entitled to vote at such Special Meeting on such matter, a quorum being present.

This Proposal 8 is designed to provide shareholders with the ability to demonstrate, in a coordinated and powerful manner, their support for the Company to engage in a meaningful dialogue with Valeant. While there are numerous ways the Board could implement this Proposal 8, examples of such meaningful engagement could include, without limitation, and in each case conducted in good faith:

•	the participation in one or more substantive, face-to-face meetings between the chief executive and other senior-level officers of the Company and representatives of Valeant to address the terms of Valeant’s offer to merge with the Company;

•	members of the Board making themselves available for face-to-face meetings with representatives of Valeant to discuss the terms of Valeant’s offer;

•	discussions between the financial advisors of the Company and the financial advisors of Valeant;

•	discussions between the legal advisors of the Company and the legal advisors of Valeant, including in respect of the proposed merger agreement between the companies; and

•	the Company undertaking preliminary due diligence activities with respect to Valeant, including entering into a confidentiality agreement that would allow it to receive non-public information from Valeant.

This Proposal 8 is non-binding in nature and thus the Board will be under no legal obligation to take any action with respect to the shareholders’ request to engage with Valeant, no matter how many votes are cast in favor of this Proposal 8.

We will solicit votes in favor of the Proposals only by means of a proxy statement and proxy card once the Special Meeting Request Forms and Cede & Co. Meeting Requests to call the Special Meeting have been delivered, along with the Verification Letters, as applicable. If the Requesting Shareholder is successful in requesting that the Special Meeting be called as a result of the Requisite Holders completing, executing, dating and returning the enclosed Special Meeting Request Forms, Cede & Co. Meeting Requests and Verification Letters and the accompanying WHITE Proxy Cards to D.F. King, and the Requesting Shareholder delivering such Special Meeting Request Forms, Cede & Co. Meeting Requests, Verification Letters and WHITE Proxy Cards to the Company’s Secretary, then we will include in the Requesting Shareholder’s definitive proxy statement for such Special Meeting information regarding voting at such Special Meeting. The sole purpose of this solicitation, and the only effect of your return of the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card, and following the instructions below with respect to any of your shares of Company Common Stock held through a DTC participant, is to request the calling of the Special Meeting and to empower us to deliver your Special Meeting Request Form and Cede & Co. Meeting Request, along with a Verification Letter, as applicable, to the Company’s Secretary.

Accordingly, we urge you to join with us to request the call of the Special Meeting for the purpose of submitting the Proposals to shareholders for a vote thereon. To help us call the Special Meeting, please follow the instructions for delivering your Special Meeting Request Form, Cede & Co. Meeting Request, Verification Letter and WHITE Proxy Card described below.

WE URGE YOU TO COMPLETE, EXECUTE, DATE AND RETURN THE ENCLOSED SPECIAL MEETING REQUEST FORM AND THE ACCOMPANYING WHITE PROXY CARD TO D.F. KING, AND FOLLOW THE INSTRUCTIONS BELOW WITH RESPECT TO ANY OF YOUR SHARES OF COMPANY COMMON STOCK HELD THROUGH A DTC PARTICIPANT.

THE SPECIAL MEETING

Special Meeting Request Form and the WHITE Proxy Card. The Requesting Shareholder is asking the shareholders to complete, execute, date and return the enclosed Special Meeting Request Forms and the accompanying WHITE Proxy Cards to D.F. King, which is assisting us with this solicitation and, pursuant to your executed WHITE Proxy Cards, will deliver the executed written requests from the Requisite Shareholders (once received) to the Company’s Secretary to obligate the Company to call the Special Meeting of shareholders pursuant to the Bylaws. We are furnishing this Solicitation Statement, the Special Meeting Request Forms and the WHITE Proxy Cards to enable you and the Company’s other shareholders to support us in requesting the Special Meeting be called and held.

Cede & Co. Meeting Request. The Requesting Shareholder is also asking shareholders who wish to become Proposing Persons to arrange for their DTC participant(s) to instruct DTC to cause Cede & Co., as DTC’s nominee, to sign and return the Cede & Co. Meeting Request to their DTC participant(s) and for their DTC participant(s) to sign the Verification Letter with respect to their shares. Shareholders may do this by having their DTC participant(s) complete and sign the DTC Instruction Letter, included as Exhibit B-1 hereto, and send it to DTC. Upon DTC’s receipt of a completed DTC Instruction Letter executed by a DTC participant, Cede & Co. will sign and return the Cede & Co. Meeting Request to the DTC participant. The DTC participant should return the executed Cede & Co. Meeting Request from Cede & Co. along with their executed Verification Letter to the shareholder. The shareholder should then deliver the executed Cede & Co. Meeting Request and Verification Letter to D.F. King, which will gather such documents and provide them to the Requesting Shareholder for submission to the Company. Beneficial owners of shares of Company Common Stock who wish to become Proposing Persons but do not currently hold any shares of Company Common Stock in record (certificated) form must transfer into the name of such Proposing Person, or purchase in the name of such Proposing Person, at least one share of Company Common Stock.

Requisite Holders. For the Special Meeting to be properly requested in accordance with the Bylaws, Special Meeting Request Forms and Cede & Co. Meeting Requests in favor of the call of the Special Meeting must be executed by the Requisite Holders. If you are not already a shareholder of record and want to submit a Special Meeting Request, you must first arrange (through transfer or purchase) to become a stockholder of record of at least one share of Company Common Stock. If you need assistance in doing that, please contact Edward McCarthy at D.F. King & Co., (212) 269-5550, emccarthy@dfking.com.

On the date of filing of this Solicitation Statement, PS Fund 1 is the beneficial holder of 28,878,538 shares of Company Common Stock and the Requesting Shareholder is the beneficial owner of 28,878,638 shares of Company Common Stock. According to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the SEC on June 23, 2014 (as amended on June 24, 2014 and June 30, 2014, the “Company 14D-9”), there were 296,824,582 shares of Company Common Stock outstanding as of June 20, 2014.

Based on the number of shares outstanding, Special Meeting Requests and other required documents representing an aggregate of at least 74,206,146 shares of Company Common Stock, including the shares held by the Requesting Shareholder, will be required to request the call of the Special Meeting. The Requesting Shareholder anticipates submitting all of the Special Meeting Request Forms on the first business day after the Requesting Shareholder discloses that it believes that it has obtained sufficient Special Meeting Request Forms to call a Special Meeting.

The Special Meeting Request Form and Cede & Co. Meeting Request request that the Special Meeting be held as soon as possible, and in any event within 45 days, following the date on which Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters from the Requisite Holders are delivered to the Company’s Secretary. After the Special Meeting is called, we intend to solicit proxies from you in support of the Proposals by sending you a notice of the Special Meeting, a proxy statement and a proxy card for use therewith. At the Special Meeting, the shareholders will be asked to vote “For” the Proposals.

Record Date for Special Meeting. The record date for determining shareholders entitled to notice of, and to vote at, the Special Meeting shall be at the close of business on the day immediately preceding the day upon which notice of the Special Meeting is given to shareholders, unless the Board sets a different record date in accordance with Article VI, Section 5 of the Bylaws and Section 213 of the DGCL. In any event, such record date shall not be more than 60 nor less than 10 days before the date of the Special Meeting.

Time and Location of Special Meeting; Notice of Special Meeting. The Bylaws provide that all meetings of shareholders shall be held either at the principal office of the Company (which is 2525 Dupont Drive, Irvine, California, 92612) or at any other place that may be designated by the Board. Further, the Bylaws require the Company, in complying with a request to convene the Special Meeting, to provide shareholders written notice of the place, date and hour of the Special Meeting and shall also state the purpose for which the Special Meeting is called not less than 10 days nor more than 60 days before the date of the Special Meeting. If the Special Meeting is requested by the Requisite Shareholders, the Bylaws provide that the Board may (in lieu of calling the requested special meeting) present an identical or substantially similar item at another meeting of shareholders that is to be held 120 days from the date the Company’s Secretary receives such Special Meeting request. We will strongly discourage the Board from taking such action, which will effectively delay addressing the Proposals in a timely manner, and recommend that you do the same.

We expect to request, in any future proxy solicitation relating to the Special Meeting, authority (i) to initiate and vote for Proposals, (ii) to recess or adjourn the Special Meeting for any reason and (iii) to oppose and vote against any proposal to recess or adjourn the Special Meeting. In accordance with Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), should any other proposals be brought before the Special Meeting that we are not aware of within a reasonable time before the Special Meeting, we will vote proxies granted to us in the subsequent proxy statement furnished to shareholders on such matters in our discretion.

PROCEDURES FOR SUBMITTING SPECIAL MEETING REQUEST FORMS, WHITE PROXY CARDS, CEDE & CO. MEETING REQUESTS AND VERIFICATION LETTERS

Pursuant to this Solicitation Statement, the Requesting Shareholder is requesting that the holders of the outstanding shares of Company Common Stock request that the Company’s Secretary call the Special Meeting and hold the Special Meeting as soon as possible by taking the following actions: (1) complete, execute and date the Special Meeting Request Form attached hereto as Exhibit A and the accompanying WHITE Proxy Card attached hereto as Exhibit D, by which you will empower us to deliver your executed Special Meeting Request Forms, Cede & Co. Meeting Requests and Verification Letters, as applicable, to the Company’s Secretary on your behalf, (2) direct your DTC participant to complete and deliver the DTC Instruction Letter attached hereto as Exhibit B-1 to DTC to cause Cede & Co. to execute and return the Cede & Co. Meeting Request attached as Exhibit B-2 hereto to your DTC participant, and direct your DTC participant to execute the Verification Letter and return the executed Cede & Co. Meeting Request and their executed Verification Letter to you and (3) deliver to D.F. King at the address set forth on the enclosed envelope your executed Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters. Please note that, because Article II, Section 3(a) of the Bylaws provides that special meeting requests from multiple shareholders may be aggregated and considered together only if they identify the same purposes and the same matters proposed to be acted on the meeting, we request that you not change the purposes or Proposals stated in the Special Meeting Request Forms or Cede & Co. Meeting Requests.

As a shareholder of Allergan, you may have received the Company’s Revocation Statement and the accompanying blue revocation card. Since only your latest dated proxy card will count, we urge you not to return any proxy/revocation card you receive from the Company. Remember, you can support the call of the Special Meeting only by submitting our WHITE Proxy Card and the other documents described herein. Please make certain that the latest dated proxy card you return is the WHITE Proxy Card.

The enclosed Special Meeting Request Form reflects our good faith effort to identify all the information required by the Bylaws in connection with shareholders’ written request for a special meeting; however, the Bylaw requirements to call a special meeting are difficult to interpret. We expect that the Company will take actions seeking to frustrate the calling of the special meeting, including by claiming that Special Meeting Request Forms do not comply with the Bylaws in an attempt to avoid or delay the call of the Special Meeting. We encourage you to submit your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, even if you cannot complete your Special Meeting Request Form or WHITE Proxy Card in full or you believe your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request or Verification Letter may be defective; however, we reserve the right not to submit any Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters if we believe that they do not comply with the Charter, Bylaws or the DGCL. If we believe that your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and/or Verification Letter does not so comply, or the Company notifies us of such non-compliance, we expect to contact you.

Procedures for Submitting Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters. Executed Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters should be delivered by mail to D.F. King using the enclosed postage-paid envelope.

Procedures for Arranging for Execution of Cede & Co. Meeting Requests and Verification Letters. Shareholders should direct their DTC participant(s) through which they hold their shares to:

(1) complete and sign the DTC Instruction Letter included as Exhibit B-1 hereto for the same aggregate number of shares as the DTC participant holds of record for such shareholder;

(2) complete the Cede & Co. Meeting Request included as Exhibit B-2 hereto for the same aggregate number of shares as the DTC participant holds of record for such shareholder;

(3) send the duly completed and signed DTC Instruction Letter and the duly completed Cede & Co. Meeting Request to DTC by email and overnight mail, thereby instructing DTC to cause Cede & Co., DTC’s nominee, to sign and return the Cede & Co. Meeting Request to the DTC participant;

(4) complete and sign the Verification Letter included as Exhibit C hereto for the same aggregate number of shares as the DTC participant holds of record for such shareholder; and

(5) upon receiving the signed Cede & Co. Meeting Request from Cede & Co., return the Cede & Co. Meeting Request executed by Cede & Co., along with the Verification Letter executed by such DTC participant, to the shareholder.

Please note that DTC will take at least 48 hours to execute and return a Cede & Co. Meeting Request. Please send the form of DTC Instruction Letter and Cede & Co. Meeting Request to your DTC participant today so that they may be processed on a timely basis. You must still complete, sign, date and return the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card by mail to D.F. King using the enclosed postage-paid envelope, regardless of whether you hold your shares through a DTC participant.

Transfer or Purchase of Stock in Record Form. Beneficial owners of shares of Company Common Stock who wish to become Proposing Persons but do not currently hold any shares of Company Common Stock in record (certificated) form must transfer into the name of such Proposing Person, or purchase in the name of such Proposing Person, at least one share of Company Common Stock.

Sales of Your Common Stock. If any portion of your shares of Company Common Stock is sold, or there is any other reduction in your Net Long Beneficial Ownership, prior to the date of the Special Meeting, your written request to hold the Special Meeting will be deemed revoked to the extent of such sale or reduction. Therefore, we request that you not sell any portion of your shares, or otherwise reduce your Net Long Beneficial Ownership, until after the date of the Special Meeting.

Updates to Your Special Meeting Request Form. All information provided or required to be provided in the Special Meeting Request Form must be true and correct as of the record date for notice of the Special Meeting and as of the date that is 10 business days prior to the date for the Special Meeting or any adjournment or postponement thereof. In accordance with Article II, Section 3(c) of the Bylaws, if there is any update that needs to be made with respect to the information you provided in your Special Meeting Request Form after your submission, you must further update and supplement the information as necessary and send it to the Secretary of the Company at the principal executive office of the Company at the address below, to be received by (i) not later than five business days after the record date for notice of the Special Meeting (in the case of the update and supplement required to be made as of such record date), and (ii) not later than eight business days prior to the date for the Special Meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the Special Meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the date for the Special Meeting or any adjournment or postponement thereof):

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

ATTN: Secretary

Written Request for the Special Meeting. If we receive executed Special Meeting Request Forms, WHITE Proxy Cards, Cede & Co. Meeting Requests and Verification Letters from the Requisite Holders, we will request the Secretary of the Company to promptly call the Special Meeting at such time. Please note that the delivery of the enclosed Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter will not commit you to cast any vote in respect of any Proposal to be brought before the Special Meeting. To vote on the matters to be brought before the Special Meeting, you must vote by proxy or in person at the Special Meeting.

Revocation Procedure. Shareholders who have executed and delivered a WHITE Proxy Card may revoke it at any time before the proxy is exercised by delivering an instrument revoking the earlier WHITE Proxy Card, or a duly executed later dated WHITE Proxy Card for the same shares, to D.F. King, our proxy solicitor, at 48 Wall Street, New York, New York 10005.

You may revoke your Special Meeting Request Form at any time prior to the date of the Special Meeting by delivering a written revocation to the Company’s Secretary at the address above. Such a revocation must clearly state that your Special Meeting Request Form is no longer effective. Although such revocation is effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, we request that either the original or photostatic copies of all revocations be mailed or faxed to the Requesting Shareholder, care of D.F. King, so that we will be aware of all revocations and can more accurately determine if and when enough Special Meeting Request Forms have been received from shareholders.

Delivery Procedures for Direct and Beneficial Owners. Please sign, date and mail the enclosed Special Meeting Request Form and the accompanying WHITE Proxy Card as soon as possible.

If any of your shares of Company Common Stock are held in the name of a brokerage firm, bank nominee or other institution, please arrange to have your DTC participant complete and return the executed Cede & Co. Meeting Request and their executed Verification Letter to you by following the procedures set forth in the section of this Solicitation Statement titled “Procedures for Arranging for Execution of Cede & Co. Meeting Requests and Verification Letters” above.

Your Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, as applicable, are important, no matter how many or how few shares you own. Please send all four documents to the address set forth on the enclosed envelope as promptly as possible. The failure to sign and return the Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter, as applicable, will have the same effect as opposing the call of a Special Meeting.

If you have any questions about completing, executing and dating your Special Meeting Request Form or WHITE Proxy Card, causing your Cede & Co. Meeting Request or Verification Letter to be executed and returned to you or delivering each of the four documents to D.F. King, or otherwise require assistance, please contact:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll-free: (800) 859-8511

Banks and brokers: (212) 269-5550

By delivering the enclosed Special Meeting Request Form, WHITE Proxy Card, Cede & Co. Meeting Request and Verification Letter to D.F. King, you are not committing to cast any vote in respect of, nor are you granting us any proxy to vote on, any Proposal to be brought before the Special Meeting.

SOLICITATION OF REQUESTS AND PROXIES; EXPENSES

The Requesting Shareholder will bear the entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of revocable proxies to empower us to deliver to the Company’s Secretary Special Meeting Request Forms and Cede & Co. Meeting Requests to call the Special Meeting, along with Verification Letters, as applicable, including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation and litigation. We may solicit your proxy by telephone, email, facsimile, and personal solicitation, in addition to mail. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Company Common Stock that such institutions hold.

D.F. King, our proxy solicitation firm, has been retained to assist in this solicitation and will receive customary fees for its services, plus reimbursement of reasonable out-of-pocket expenses. D.F. King will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. The firm will utilize approximately 30 persons in its solicitation efforts.

The Requesting Shareholder currently estimates that its solicitation expenses will amount to not less than $1,750,000. The Requesting Shareholder does not intend to seek reimbursement from Allergan for the costs and expenses incurred in connection with this Solicitation Statement or any subsequent proxy solicitation.

CERTAIN INFORMATION REGARDING THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 2525 Dupont Drive, Irvine, California.

The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by calling (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

Except as otherwise noted herein, the information concerning the Company contained in this Solicitation Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we have not independently verified the accuracy or completeness of such information and do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information. For information regarding the security ownership of the directors and the management of the Company, please refer to Annex A attached to this Solicitation Statement.

INFORMATION REGARDING THE NOMINEES

In the event that the Special Meeting is called and held and the Company’s shareholders approve the proposal to remove from office, without cause, the following six members of the current Board: Deborah Dunsire, M.D., Michael R. Gallagher, Trevor M. Jones, Ph.D., Louis J. Lavigne, Jr., Russell T. Ray and Henri A. Termeer, and any person or persons appointed by the Board without shareholder approval after the 2014 annual meeting and up to and including the date of the Special Meeting, Proposal 2 requests that the Board appoint or elect the Group Nominees. We reserve the right to request the appointment or election of substitute persons for any of the Group Nominees named herein. The information herein regarding a particular Group Nominee has been furnished to the Requesting Shareholder by such Group Nominee.

Name, Address, Age and Employment History. Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the proposed Group Nominees.

Name (Citizenship); Business Address	Age	Present Principal Occupation or Employment; Five Year Employment History
Betsy Atkins Business Address: 10 Edgewater Drive Coral Gables, Florida 33133-6966	61

Betsy Atkins has been the Chief Executive Officer of Baja LLC, an independent venture capital firm focused on technology, renewable sciences and life sciences, since 1994. She was formerly Chief Executive Officer and Chairman of Clear Standards, Inc., an on-demand enterprise energy management sustainability software company, from 2008-2009, at which time it was acquired by SAP AG.

Ms. Atkins has co-founded successful high tech and consumer companies, including Ascend Communications (formerly NASDAQ: ASDN). She is the former Chairman of the Board of Directors of Third Screen Media, a company that enables advertising on mobile phones and was eventually sold to AOL. Ms. Atkins was the CEO of NeutraCeutical Ingredients Pte. Ltd., a food manufacturer creating functional food products, from 1991 through 1993. She has also served on the Board of Directors of Human Genome Sciences Inc. (NASDAQ: HGSI), HealthSouth Corporation (NYSE: HLS), Vonage Holdings Inc., Towers Watson & Co. (NYSE: TW), Reynolds American Inc. (NYSE: RAI), SunPower Corporation (NASDAQ: SPWR) and Chico’s FAS, Inc. (NYSE: CHS).

Name (Citizenship); Business Address	Age	Present Principal Occupation or Employment; Five Year Employment History

Ms. Atkins has served as a director of Polycom, Inc. (NASDAQ: PLCM) since April 1999 and is currently Chairman of the Compensation Committee and a member of the Nominating and Governance Committee. She has been a director of Schneider Electric, SA. since April 2011. Ms. Atkins has also served as a director for HD Supply Holdings, Inc. (NASDAQ: HDS) since September 2013 and is a member of the Compensation Committee. Ms. Atkins served as a director for Wix.com Ltd. (NASDAQ: WIX) through July 2014, where she was a member of the Audit Committee and Chair of the Compensation Committee since October 2013. Ms. Atkins is also a director for Ciber Inc. (NYSE: CBR) since July 2014 and is a member of the Compensation and Governance Committee.

Ms. Atkins is a member of the Council on Foreign Relations as well as a member of the Florida International University Medical School Board of Trustees. Ms. Atkins received her bachelor’s degree from the University of Massachusetts and also studied at Trinity College Oxford.

Cathleen P. Black Business Address: 110 East 25th Street New York, NY 10010	70

Cathleen P. Black has served as a Senior Advisor at RRE Ventures LLC, an early stage venture capital firm, since 2011. She has served on the boards of two of RRE Ventures LLC’s portfolio companies, Yieldbot Inc. and Bark & Co, Inc. as an independent board member and is also a board member of PubMatic, Inc., an advertising technology platform. Prior to that, Ms. Black served as President of Hearst Magazines, a division of the Hearst Corporation and one of the world’s largest publishers of monthly magazines, from January 1996 until late 2010. Ms. Black also served as a director of the Hearst Corporation from January 1996 until late 2010. Moreover, Ms. Black served as President of USA Today from October 1983 until June 1991 and was a board member of the parent company, Gannett Co., Inc. (NYSE:GCI).

In addition, Ms. Black served as a director of Vibrant Media Inc., a global leader of in-content contextual technology, from October 2012 until 2013, served as an independent director of International Business Machines Corp. (NYSE: IBM) from 1995 until 2010 and served as a director of The Coca-Cola Company (NYSE: KO) from 1992 until 2010.

Further, Ms. Black served as a director of NYC2012 Inc., a non-profit-organization created to promote New York City as a location for the 2012 Summer Olympics and as President of the Newspaper Association of America. Between January 2011 and April 2011, Ms. Black also served New York City as Chancellor of New York City Schools.

Ms. Black is a member of the National Council of Foreign Relations, a trustee emeritus of The University of Notre Dame and a trustee of the Kent School.

Name (Citizenship); Business Address	Age	Present Principal Occupation or Employment; Five Year Employment History
		Ms. Black holds a bachelor’s degree from Trinity College in Washington, D.C.

Fredric N. Eshelman Business Address: 6814 Towles Road Wilmington, NC 28409	65

Dr. Fredric N. Eshelman is a principal at Eshelman Ventures, LLC, which is a fund that invests primarily in early-stage healthcare. He served as Founding Chairman of Furiex Pharmaceuticals, Inc. (NASDAQ: FURX), a drug development company, from its founding in 2009 until the sale of the company to Forest Laboratories LLC in July 2014. Mr. Eshelman also founded Pharmaceutical Product Development, Inc. (NASDAQ: PPDI), an international contract research organization. He served as the Chief Executive Officer of Pharmaceutical Product Development, Inc. until 1989 and from July 1990 until July 2009, Vice Chairman of its board of directors from July 1993 until July 2009 and Executive Chairman from July 2009 until its sale to private equity in 2011. From 1989 until he rejoined Pharmaceutical Product Development, Inc. in 1990, Dr. Eshelman was Senior Vice President of Development at Glaxo, Inc. and served on the board of the United States subsidiary of Glaxo Holdings plc. Dr. Eshelman also currently serves as director on several private company boards. Dr. Eshelman also served on the board of Princeton Pharma Holdings LLC from February 2008 until May 2010, when it was acquired by Valeant Pharmaceuticals International, Inc.

Dr. Eshelman serves on the University of North Carolina System Board of Governors, including its Audit Committee. He also serves as a director of the North Carolina Biotechnology Center. Moreover, Dr. Eshelman serves on the University of North Carolina at Wilmington Board of Trustees and has served as an adjunct professor at University of North Carolina at Chapel Hill.

He has received numerous awards including the Davie and the Outstanding Service Awards from University of North Carolina at Chapel Hill, the NC Biotechnology Award, and the Outstanding Alumnus awards from both the University of North Carolina and University of Cincinnati Schools of Pharmacy. The University of North Carolina Eshelman School of Pharmacy was so named to reflect his many contributions to the University of North Carolina and the profession of pharmacy.

Mr. Eshelman received his bachelor’s degree in pharmacy from University of North Carolina at Chapel Hill and his doctor of pharmacy (Pharm.D.) from the University of Cincinnati. He completed his hospital residency at Cincinnati General Hospital and completed the Owner/President Management program at Harvard Business School.

Steven J. Shulman Business Address: 1433 Nighthawk Pointe Naples, FL 34105	63

Steven J. Shulman serves as the Managing Director of Shulman Ventures Inc., a private equity investment firm. Mr. Shulman has also served as a strategic advisor to Water Street Healthcare Partners, a private equity firm focused exclusively on health care, since 2008.

Name (Citizenship); Business Address	Age	Present Principal Occupation or Employment; Five Year Employment History

Mr. Shulman has served as Chairman of CareCentrix, Inc. since 2008, Access MediQuip, LLC since 2009 and Accretive Health, Inc. (NYSE: AH) since 2014. Mr. Shulman has also served as a director of HealthMarkets, Inc. since 2006, Facet Technologies since 2011, Oasis Outsourcing since 2012, MedImpact since 2013 and Quantum Health since 2013. Mr. Shulman has previously served on numerous other privately held company boards.

Mr. Shulman served as Chairman of Health Management Associates Inc. (NYSE: HMA) from 2013 until January 2014. He also served as Chairman and Chief Executive Officer of Magellan Health Services, Inc. (NASDAQ: MGLN) from 2003 until 2009.

Mr. Shulman founded and served as Chairman and Chief Executive Officer at Internet Healthcare Group, LLC, an early stage health care services and technology venture fund, from 1999 until 2003. Mr. Shulman also served as the Chairman, President and Chief Executive Officer of Prudential Healthcare, Inc. from 1997 until 1999.

Mr. Shulman co-founded and served as a director of Value Health, Inc. (NYSE: VH), a specialty managed care company in 1987, which went public in 1991 and was sold in 1997. During this time, he served in a number of senior operating positions including President of Pharmacy & Disease Management Group.

Earlier in his career, Mr. Shulman held various leadership positions at Cigna Corporation (NYSE: CI) from 1983 to 1987 and at Kaiser Permanente from 1974 to 1983.

Mr. Shulman served on the Board of Trustees of the Crohn’s and Colitis Foundation of America as well as the University of Hartford’s Art School. In addition, he serves on the Deans Council at SUNY at Stony Brook and as an incorporator at Hartford Hospital.

Mr. Shulman received his bachelor’s degree in economics and his masters in health services administration from the State University of New York at Stony Brook. He also completed the Advanced Management program at Stanford University Graduate School of Business.

David A. Wilson Business Address: 4551 Gulf Shore Blvd. N Unit 402, Naples, FL 34103	73

David A. Wilson is the former President and Chief Executive Officer of the Graduate Management Admission Council, a not-for-profit education association dedicated to creating access to graduate management and professional education that provides the Graduate Management Admission Test (GMAT), which position he held from 1995 through December 2013. Mr. Wilson served as Senior Advisor to the Graduate Management Admission Council from December 2013 until June 2014.

Mr. Wilson has served as a director of CoreSite Realty Corporation (NYSE: COR), an owner-developer and operator of strategically located data centers, since 2010, and is a member of the Compensation Committee and chair of the Audit Committee. He has also served Barnes & Noble, Inc. (NYSE: BKS) as a director and as chair of its Audit Committee since October 2010.

Name (Citizenship); Business Address	Age	Present Principal Occupation or Employment; Five Year Employment History

Mr. Wilson served as a director at Terra Industries Inc. (formerly NYSE: TRA), a producer and marketer of nitrogen products, from November 2009 until April 2010 where he served as member of the Audit Committee. Mr. Wilson also served as a director at Laureate Education, Inc. (formerly Sylvan Learning Systems, Inc.) (NASDAQ: LAUR), an operator of an international network of licensed campus-based and online universities and higher education institutions, from 2002 until 2007, where he served on the Audit Committee.

From 1978 to 1994, Mr. Wilson worked in various capacities for Ernst & Young LLP (and its predecessor, Arthur Young & Company), including Audit Principal, Audit Partner, Managing Partner, National Director of Professional Development, Chairman of Ernst & Young’s International Professional Development Committee and as a director of the Ernst & Young Foundation. Mr. Wilson has had full responsibility for managing teams responsible for the planning, review and execution of audit engagements.

Mr. Wilson served as a faculty member at Queen’s University (1968 to 1970), the University of Illinois at Urbana Champaign (1970 to 1972), the University of Texas (1972 to 1978), where he was awarded tenure, and Harvard University’s Graduate School of Business (1976 to 1977).

Mr. Wilson has a Bachelor of Commerce from Queen’s University Canada, a Masters of Business Administration (M.B.A.) from the University of California, Berkeley and a doctorate in accounting (PhD) from the University of Illinois. Mr. Wilson has also been a Chartered Accountant (Ontario), a Fellow Chartered Accountant (Ontario) and a Certified Public Accountant (Texas), although he no longer holds a license to practice accounting. Mr. Wilson remains a member in good standing with American Institute of Certified Public Accountants and the Institute of Chartered Accountants of Ontario.

Mr. Wilson beneficially owns 50 shares of Allergan, Inc., of which he has sole voting and investment power, all of which were purchased on April 16, 2014. Mr. Wilson has Net Long Beneficial Ownership of such shares, as such term is defined in the Bylaws.

John J. Zillmer Business Address: 30 Basset Hunt Lane Glenmoore, PA 19343	58

John J. Zillmer is the former Executive Chairman of Univar, Inc., a leading global distributor of industrial and specialty chemicals and related services, which position he held from May 2012 to December 2012. He served as director, President and Chief Executive Officer of Univar, Inc. from September 2009 to May 2012.

Prior to joining Univar, Inc., Mr. Zillmer was Chairman and Chief Executive Officer of Allied Waste Industries, Inc., the nation’s second-largest waste management company, from May 2005 until December 2008, at which time Allied Waste Industries, Inc. merged with Republic Services, Inc. (NYSE: RSG).

From May 2000 to January 2004, Mr. Zillmer served as Executive Vice President of ARAMARK Corporation (NYSE: ARMK), a

Name (Citizenship); Business Address	Age	Present Principal Occupation or Employment; Five Year Employment History

leading foodservice, facilities and uniforms provider. From 1995 to 2000, Mr. Zillmer served in various management positions in roles of increasing responsibility with ARAMARK Corporation.

Mr. Zillmer has served as a director of Reynolds American Inc. (NYSE: RAI), the second-largest tobacco company in the United States, since July 2007. He has been the Chair of its Governance and Nominating Committee since 2011, and served on its Compensation Committee from 2008 until 2010.

Mr. Zillmer has served as a director of Ecolab Inc. (NYSE: ECL), the global leader in water, hygiene and energy technologies and services, since May 2006. He has been a member of its Governance Committee since 2007 to, its Compensation Committee since 2011 and on its Audit Committee from 2007 to 2010. Mr. Zillmer has also served as director and Chair of the Compensation and Governance Committee of Veritiv Corporation (NYSE: VRTV), a North American leader in business-to-business distribution solutions, since June 2014. He has also served as director of Liberty Capital Partners, Investment Arm, a private equity and venture capital firm specializing in startups, early stage, growth equity, buyouts, and acquisitions, since June 2004.

Mr. Zillmer received his Master of Business Administration (M.B.A.) from Northwestern University.

Additional Information About the Group Nominees. Each Group Nominee named herein is independent under the Board’s independence guidelines, the applicable rules of the NYSE, and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act. Furthermore, all of the six candidates are independent of and unaffiliated with PS Fund 1, Pershing Square and Valeant.

Each Group Nominee named herein has consented to be named in this Solicitation Statement and to serve as a director of the Company, if elected. The consent of each Group Nominee is attached to this Solicitation Statement as Exhibits F-1 through F-6. If these Group Nominees are elected, they have indicated that intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. If elected, each of these Group Nominees would serve as a director until the Company’s annual meeting in 2015 and until a successor has been duly elected.

The Requesting Shareholder does not intend to compensate the Group Nominees in connection with their nomination. If elected, the Group Nominees will be entitled to such compensation from the Company as may be determined by the Company for non-employee directors, and which is described in the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 26, 2014 for its 2014 annual meeting (the “Company Proxy Statement”). We expect that, if elected, the Group Nominees will be indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company and that the Group Nominees will be covered by the Company’s director and officer liability insurance.

Information regarding the amount of each class of securities of the Company beneficially owned by the participants in this solicitation and certain other matters is set forth in the section of the Solicitation Statement titled “Certain Information Regarding the Participants.” Except as set forth in this Solicitation Statement, none of the Group Nominees beneficially own any shares of capital stock or other securities of the Company. Information regarding purchases and sales in the securities of the Company effected during the past two years by participants in this solicitation is set forth in Annex B attached to this Solicitation Statement. Except as set forth in Annex B, there have been no purchases and sales in the securities of the Company in the past two years by any Group Nominee.

In connection with the Special Meeting, the Requesting Shareholder has entered into customary indemnification agreements with each Group Nominee with respect to the nomination of such individual as a director of the Company. The indemnification agreement provides, among other things, that (i) the Requesting Shareholder will reimburse each Group Nominee for reasonable out-of-pocket expenses arising from or in connection with such person’s participation in this solicitation; and (ii) the Requesting Shareholder will, subject to limited exceptions and to the extent permitted by applicable law, indemnify and hold each Group Nominee harmless from and against all losses, claims, damages, liabilities and expenses (including, without limitation, attorneys’ fees) incurred by such Group Nominee and also advance expenses in the event such person becomes a party to litigation arising out of or relating to this solicitation (but not in such Group Nominee’s capacity as a director of the Company if elected).

Other than as disclosed herein, there are no agreements, arrangements or understandings between any Group Nominee and the Requesting Shareholder or any other person or persons with respect to the nomination of such Group Nominee.

Other than as disclosed herein, (i) no Group Nominee or any associate of a Group Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding, (ii) there is no event that occurred during the past 10 years with respect to any of the Group Nominees that is required to be described under Item 401(d) or 401(f) of Regulation S-K, and (iii) no Group Nominee has any Disclosable Interest as such term is defined in Article II, Section 3 of the Bylaws (except that the term “Proposing Person” where it appears in sections (A)(1) and (2) of Section 3 of the Bylaws shall be deemed to refer to such Group Nominee).

The Company has published non-binding Guidelines on Significant Corporate Governance Issues (the “Guidelines”), which in part state that when a Board member reaches the age of 73, he shall not be eligible for re-nomination to the Board and shall retire from the Board effective immediately prior to the Company’s first annual meeting of shareholders following such Board member’s 73rd birthday. One of the Group Nominees, Mr. David Wilson, is currently 73 years old. In accordance with the Guidelines and without any waiver thereof, he is eligible for election at a special meeting because he turned 73 years old in June of 2014, and accordingly would have been eligible for re-nomination at the 2014 annual meeting of Allergan shareholders held in May 2014 had he been a director and would have been eligible to serve as a director of the Company if elected until the 2015 annual meeting of Allergan shareholders. Also, the age limitation in the Guidelines only applies to re-nomination and not to an initial election. Finally, the Guidelines can be amended or waived. Indeed the Guidelines state that “[t]hese guidelines are not rigid rules. Nor is it intended that publication of these guidelines be interpreted as a representation that they will be strictly followed in each instance. The Board will continue to assess the appropriateness and efficacy of these guidelines and it is likely that changes or exceptions to these Guidelines will be considered from time to time.” If the Group Nominees are elected prior to the 2015 annual meeting of Allergan shareholders, the Board may choose to waive or amend the Guidelines as they relate to Mr. Wilson. If the Board chooses to maintain the Guidelines and apply the age limit with respect to Mr. Wilson, his service on the Board would terminate at the 2015 annual meeting of Allergan shareholders.

Filling of Vacancies. The Charter and the Bylaws currently permit the Company’s shareholders to remove its directors with or without cause, but further provide that any vacancies on the Board will be filled solely by the affirmative vote of a majority of the remaining directors then in office, and do not permit the Company’s shareholders to fill any vacancies on the Board. Therefore, the Board’s action is necessary to effect the shareholders’ request to appoint or elect the Group Nominees, but the Board has no obligation to take any action with respect to such request. However, in the event that, at the time of filling any board vacancy, the directors then in office constitute less than a majority of the whole board, Section 223(c) of the DGCL authorizes the Delaware Court of Chancery, upon the application of any shareholder or shareholders holding at least 10 percent of the voting stock at the time outstanding having the right to vote for such directors, to summarily order an election to be held to fill any such vacancies or to replace the directors chosen by the directors then in office. If the Board ignores the request to fill vacancies as contemplated in Proposal 2, Pershing Square reserves its right to petition the Delaware Court of Chancery under Section 223(c) of the DGCL to order a new election. In addition, we are proposing the amendments to the Bylaws described in Proposal 4 that would provide facilitate the shareholders’ right to call a special meeting to elect the replacements of the removed directors in the event that, at the time of filling any board vacancy, the directors then in office constitute less than a majority of the whole Board, as contemplated by Section 223(a) of the DGCL.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The Requesting Shareholder and certain other persons listed below are participants in this solicitation.

The business address of the Pershing Square Participants (as defined below) is 888 Seventh Avenue, 42nd Floor, New York, NY 10019. The business address of Valeant is 2150 St. Elzéar Blvd. West Laval, Quebec, Canada, H7L 4A8, and the business address of Valeant USA is 400 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807. The business address of the Valeant Officer Participants (as defined below) is 2150 St. Elzéar Blvd. West Laval, Quebec, Canada, H7L 4A8. The business address of each Group Nominees in set forth in the section this Solicitation Statement titled “Information Regarding the Nominees.”

PS Fund 1 and Valeant have been shareholders of the Company since February 25, 2014 and May 7, 2014, respectively. As of [—], 2014, the amount of each class of securities of the Company beneficially owned by each of the participants in this solicitation is as follows:

	Ownership of Company Common Stock		Percent of Class(1)
Pershing Square Capital Management, L.P.	28,878,638	(2)	9.7%

PS Management GP, LLC	28,878,638	(2)	9.7%

PS Fund 1, LLC	28,878,638	(2)	9.7%

William A. Ackman	28,878,638	(2)	9.7%

William F. Doyle	0		0

Ben Hakim	0		0

Jordan H. Rubin	0		0

Roy J. Katzovicz	0		0

Valeant Pharmaceuticals International, Inc.	28,878,638	(2)	9.7%

Valeant Pharmaceuticals International	28,878,638	(2)	9.7%

J. Michael Pearson	0		0

Howard B. Schiller	0		0

Ari S. Kellen	0		0

Laurie W. Little	0		0

Betsy Atkins	0		0

Cathleen P. Black	0		0

Fredric N. Eshelman	0		0

Steven J. Shulman	0		0

David A. Wilson	50		0.0%

John J. Zillmer	0		0

Total	28,878,688	(2)	9.7%

(1)	Based on 296,824,582 shares of Company Common Stock outstanding as of June 20, 2014 (exclusive of 10,035,841 shares of Company Common Stock held in treasury) as reported in the Company 14D-9.
(2)	The total number of shares beneficially owned by the Pershing Square Participants and the Valeant Participants include 28,878,538 shares of Common Stock owned by PS Fund 1, LLC and 100 shares of Common Stock owned by Valeant USA.

Pershing Square Participants

Pershing Square serves as investment advisor to PS Fund 1 with respect to 28,878,538 shares of Company Common Stock held for the accounts of this fund and may be deemed to have beneficial ownership of such shares of Company Common Stock for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”).

Pershing Square is an investment adviser founded in 2003 and registered with the SEC. Pershing Square is a concentrated, research-intensive, fundamental value investor in the public markets.

PS Management GP, LLC, a Delaware limited liability company (“PS Management”), serves as the general partner of Pershing Square and may be deemed to be the beneficial owner of such shares of Company Common Stock owned by Pershing Square for purposes of Rule 13d-3. William A. Ackman is the Chief Executive Officer of Pershing Square and managing member of PS Management and may be deemed to be the beneficial owner of such shares of Company Common Stock owned by Pershing Square for purposes of Rule 13d-3.

PS Fund 1 is a Delaware limited liability company formed by Pershing Square to purchase certain securities of the Company. Valeant USA contributed $75.9 million of its working capital to PS Fund 1 for such purpose and, together with the capital contributions from the Pershing Square Funds, PS Fund 1 acquired 28,878,538 shares of Company Common Stock.

In addition, William A. Ackman, William F. Doyle, Ben Hakim, Jordan H. Rubin and Roy J. Katzovicz (together with Pershing Square, PS Management, and PS Fund 1, the “Pershing Square Participants”), may be deemed “participants” under SEC rules in this solicitation. All five of these individuals are presently employed at Pershing Square, located at 888 7th Avenue, 42nd Floor, New York, NY 10019, and their titles are as follows: William A. Ackman, Founder and CEO; William F. Doyle, Senior Advisor; Ben Hakim, Partner; Jordan H. Rubin, Partner; Roy J. Katzovicz, Partner and Chief Legal Officer.

Valeant Participants

Valeant is a corporation continued under the laws of British Columbia, Canada. Valeant USA is a Delaware corporation and a wholly owned subsidiary of Valeant. Valeant and Valeant USA are multinational, specialty pharmaceutical and medical device companies that develop, manufacture, and market a broad range of branded, generic and branded generic pharmaceuticals, over-the-counter products, and medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment, and aesthetics devices).

In addition, J. Michael Pearson, Chairman and Chief Executive Officer of Valeant, Howard B. Schiller, Director, Executive Vice President and Chief Financial Officer of Valeant, Ari S. Kellen, Executive Vice President and Company Group Chairman of Valeant, and Laurie W. Little, Senior Vice President, Investor Relations of Valeant (the “Valeant Officer Participants” and, together with Valeant and Valeant USA, the “Valeant Participants”), may be deemed “participants” under SEC rules in this solicitation.

Group Nominees

Each of the Group Nominees may be deemed “participants” under SEC rules in this this solicitation. The name and present principal occupation or employment of each Group Nominee is set forth in the section this Solicitation Statement titled “Information Regarding the Nominees.” David A. Wilson, a Group Nominee, beneficially owns 50 shares of the Company Common Stock, of which he has sole voting and investment power, that were purchased on April 16, 2014.

Section 13(d) Group

Each of Pershing Square, PS Management, PS Fund 1, William A. Ackman, Valeant and Valeant USA, as a member of a “group” for the purposes of Rule 13d-5(b)(1) under the Exchange Act, is deemed to be a beneficial owner of the 28,878,638 shares of Company Common Stock held by each of the members of the group combined, or 9.7% of the issued and outstanding Company Common Stock based on 296,824,582 shares of Company Common Stock outstanding as of June 20, 2014 as reported in the Company 14D-9, and each entity or individual may be deemed to beneficially own the shares of each other entity or individual in the reporting group. Each member of the group disclaims beneficial ownership of such shares of Company Common Stock, except to the extent it exercises voting or dispositive power with respect to those shares. Such shares include 100 shares of Company Common Stock with respect to which Valeant exercises sole voting and dispositive power.

Transactions in the Securities of the Company

For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, please refer to Annex B attached to this Solicitation Statement. Except as set forth on Annex B, there have been no purchases or sales in the securities of the Company in the past two years by such parties.

Additional Information Regarding the Participants

Except as set forth in this Solicitation Statement (including the annexes, exhibits and any other attachments hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates or immediate family members was a party to, or had a direct or indirect material interest in, any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting; and (xii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

For the purposes of the foregoing, (i) the term “associates” shall have the meaning ascribed to that term in Rule 14a-1 of Regulation 14A under the Exchange Act and (ii) the terms “immediate family member” and “family relationship” shall have the meanings ascribed to those terms in Item 404(a) and Item 401(d), respectively, of Regulation S-K under the Exchange Act.

CERTAIN EFFECTS RELATED TO THIS SOLICITATION

According to the Company 10-Q, Allergan had approximately $2.815 billion of cash and cash equivalents on its balance sheet for the fiscal period ended March 31, 2014 and long-term debt of approximately $2.095 billion, for a net cash position of approximately $720 million.

Based upon a review of the Company’s public filings with the SEC, pursuant to the Company’s Amended and Restated Credit Agreement, dated as of October 28, 2011 (the “Credit Agreement”), the Proposals could potentially result in an Event of Default (as defined in the Credit Agreement), which includes a change in the majority of the Board, unless approved by the original Board members in office on the effective date of the Credit Agreement and/or their successors. An Event of Default would permit Lenders (as defined in the Credit Agreement) holding more than 50% of the commitments under the Credit Agreement to terminate the commitments under the Credit Agreement and to declare the outstanding principal and accrued interest due and payable. The Company could also seek a waiver of such Event of Default which would require the approval of the Lenders. As reported in the Company 10-Q, the Company had no borrowings under the Credit Agreement.

Based upon a review of the Company’s public filings with the SEC, the Proposals could potentially result in a Change in Control (as defined in the respective agreements) under a number of agreements with the Company’s named executive officers (“NEOs”) and other management level employees. Under the 2014 Management Bonus Plan and the Executive Bonus Plan (applicable only to David Pyott), upon a Change in Control, participants will be paid a bonus prorated to the effective date of such Change in Control, with the Company’s performance being deemed to be the greater of (i) 100% of the underlying target goals and (ii) the prorated actual year-to-date performance. The NEOs’ target bonus amounts are: for Mr. Pyott, 135% of his base salary ($1,365,000); for Jeffrey Edwards, 75% of his base salary ($645,000); for Scott Whitcup, 75% of his base salary ($645,000); for Julian Gangolli, 60% of his base salary ($556,000), and for Douglas Ingram, 77.5% of his base salary ($700,000). We note, however, that the target bonus amount for Mr. Pyott and Mr. Ingram and each of the base salary amounts provided herein are based on information filed with the SEC with respect to the 2013 fiscal year.

With respect to awards granted in 2010 and thereafter under the 2008 Incentive Award Plan and with respect to unvested option, restricted stock unit (“RSU”), and restricted stock awards granted under the Company’s 2011 Incentive Award Plan, awards will be subject to “double trigger” change in control vesting in the event of a termination without cause or a resignation for good reason within two years after the Change in Control, provided, however, the Company may decide to cancel and cash-out the outstanding equity awards, in which case, such awards will “single-trigger” vest upon the Change in Control (with performance-based RSUs vesting to the extent that the Company achieves the underlying performance objectives on an abbreviated basis). Based on information filed with the SEC, the NEOs’ respective unvested holdings are: 477,000 options and 165,000 performance-based RSUs for Mr. Pyott; 99,000 options for Mr. Ingram; 106,750 options for Mr. Edwards; 133,500 options for Mr. Whitcup; and 97,000 options and 3,000 shares of restricted stock for Mr. Gangolli. More generally, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as of December 31, 2013, there were 12,051,000 unvested options and 875,000 unvested “restricted share” awards (which amount includes restricted stock and RSUs).

The Company’s Change in Control Policy provides employees at the vice president level or above with certain severance entitlements in the event of a termination without cause or a resignation for good reason within two years after a Change in Control of the Company (a “Qualifying Termination”). Under the Change in Control Policy, upon such a Qualifying Termination, participants at the CEO, President and Executive Vice President level (including the NEOs) are eligible to receive (A) a lump sum cash payment equal to three times the sum of (i) the participant’s highest annual salary rate within the five-year period preceding the termination and (ii) the participant’s target annual bonus for the year in which the Qualifying Termination occurs (the “Cash Severance Payment”) and (B) continued participation (at no cost to the participant) in medical, dental and vision benefit programs for the three-year period following the termination and outplacement benefits of a type and duration generally provided to employees at the participant’s level (the “Continued Employee Benefits”). Based on information filed with the SEC, upon a Qualifying Termination as of December 31, 2013, each NEO would be entitled to receive a Cash Severance Payment under the Company’s Change in Control Policy in an amount as follows: $9,623,250 for Mr. Pyott; $3,624,000 for Mr. Ingram; $3,386,250 for Mr. Edwards; $3,386,250 for Mr. Whitcup; and $2,668,800 for Mr. Gangolli and each NEO would be entitled to receive Continued Employee Benefits with a value as follows: $80,389 for Mr. Pyott; $80,410 for Mr. Ingram; $76,049 for Mr. Edwards; $36,487 for Mr. Whitcup; and $77,002 for Mr. Gangolli.

In the event of a Change in Control, each participant in the Company’s Supplemental Executive Benefit Plan and the Supplemental Retirement Income Plan will be entitled to receive a lump sum payment in lieu of accrued benefits under each respective plan, with such lump sum payment calculated using a more favorable discount rate of 3.6%. Under the Company’s Executive Deferred Compensation Plan, in the event of a Change in Control, each participant will become vested in the unvested portion of his or her plan account. Based on the Company’s public filings, we understand that all five NEOs are participants in the Supplemental Executive Benefit Plan and that Messrs. Whitcup and Gangolli were the only NEOs who participated in the Executive Deferred Compensation Plan in 2013. We are unable to confirm from the Company’s public filings with the SEC to what extent any individuals are currently receiving benefits under these plans (though no NEOs are currently receiving any such benefits).

We have not independently verified if the copies of the agreements discussed above (collectively, the “Filed Agreements”) and publicly filed by the Company with the SEC are the same as the executed copies of the Filed Agreements, and the analyses above are based on our review of the Company’s public SEC filings. While we not aware of any, there may be other compensation or vesting provisions with other Company employees or directors may be triggered by a change in control. The discussion of the potential impact of the Proposals is based entirely upon our review of the Filed Agreements and the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. If the Company’s shareholders approve the Proposals, prior to the acceleration of vesting of any Company equity awards (which will occur if the Company decides to cancel and cash-out the outstanding equity awards) or the payment of any compensation described above, we expect to review with counsel the original copies of all relevant agreements, award documentation and Company records associated with the creation of the potential obligations upon a change in control.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE COMPLETE, EXECUTE AND DATE THE ENCLOSED SPECIAL MEETING REQUEST FORM AND THE ACCOMPANYING WHITE PROXY CARD AS SOON AS POSSIBLE. IF YOU HOLD ANY OF YOUR SHARES THROUGH A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, PLEASE ARRANGE TO HAVE SUCH DTC PARTICIPANT(S) RETURN THE EXECUTED CEDE & CO. MEETING REQUEST ALONG WITH THEIR EXECUTED VERIFICATION LETTER TO YOU BY FOLLOWING THE PROCEDURES SET FORTH IN THE SECTION OF THIS SOLICITATION STATEMENT TITLED “PROCEDURES FOR ARRANGING FOR EXECUTION OF CEDE & CO. MEETING REQUESTS AND VERIFICATION LETTERS”. YOU SHOULD MAIL YOUR EXECUTED SPECIAL MEETING REQUEST FORM, WHITE PROXY CARD, CEDE & CO. MEETING REQUEST AND VERIFICATION LETTER TO D.F. KING IN THE ENCLOSED POSTAGE-PAID ENVELOPE (TO THE ADDRESS SET FORTH ON THE ENVELOPE, WHICH IS SAME AS THE ADDRESS AT THE BOTTOM OF THIS PAGE).

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact D.F. King, proxy solicitors for the Requesting Shareholder, at the following address and toll free telephone number:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Toll-free: (800) 859-8511

Banks and brokers: (212) 269-5550

IT IS IMPORTANT THAT YOU COMPLETE, EXECUTE AND DATE YOUR SPECIAL MEETING REQUEST FORM AND WHITE PROXY CARD PROMPTLY, ARRANGE FOR THE RETURN TO YOU BY YOUR DTC PARTICIPANT OF THE EXECUTED CEDE & CO. MEETING REQUEST AND THEIR EXECUTED VERIFICATION LETTER, AND SEND ALL FOUR DOCUMENTS TO D.F. KING IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

THE REQUESTING SHAREHOLDER

July [—], 2014

ANNEX A

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT OF THE COMPANY

AND PRINCIPAL SHAREHOLDERS

Security Ownership of Directors and Executive Officers

The following information is based solely on the Company Proxy Statement and the Company 10-Q, and the Requesting Shareholder makes no representation regarding its accuracy or completeness. The Company indicated in the Company Proxy Statement that, to the Company’s knowledge, the following table summarizes information as of March 11, 2014 with respect to ownership of the outstanding shares of Company Common Stock by (i) each director, (ii) the Chief Executive Officer, Chief Financial Officer, and each of the Company’s three other most highly compensated executive officers for the year ended December 31, 2013, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each person in the table has sole voting and investment power of the shares listed as owned by such person. The percentages in the following table are based on 296,824,582 shares of Company Common Stock outstanding as of June 20, 2014 as reported in the Company 14D-9.

	Vested Shares of Company Common Stock Owned(1)	Rights to Acquire Shares of Company Common Stock(2)	Unvested Shares of Restricted Stock/Units	Total Shares of Company Common Stock Beneficially Owned	Percent of Class(3)
Directors:
Deborah Dunsire, M.D.	29,111	65,123	0	94,234	*
Michael R. Gallagher	36,400	61,750	0	98,150	*
Trevor M. Jones, Ph.D.	200	54,476	0	54,676	*
Louis J. Lavigne, Jr.	14,421	3,102	0	17,523	*
Peter J. McDonnell, M.D.	0	3,102	0	3,102	*
Timothy D. Proctor	0	3,261	0	3,261	*
David E.I. Pyott	234,168	2,265,200	165,000	2,664,368	*
Russell T. Ray	22,810	57,702	0	80,512	*
Henri A. Termeer(4)	0	0	0	0	*

Other Named Executive Officers:
Douglas S. Ingram	30,101	527,700	0	557,801	*
Jeffrey L. Edwards	20,259	207,850	0	228,109	*
Scott M. Whitcup, M.D.	20,849	556,200	0	577,049	*
Julian S. Gangolli	20,590	140,500	3,000	164,090	*
All current directors and executive officers (as a group 17 persons, including those named above)	454,077	4,348,166	178,700	4,980,943	1.678

*	Beneficially owns less than 1% of the outstanding Company Common Stock.
(1)	In addition to shares held in the individual’s sole name, this column includes: (1) shares held by the spouse of the named person and shares held in various trusts; and (2) for executive officers, shares held in trust for the benefit of the named employee in the Company’s Savings and Investment Plan and Employee Stock Ownership Plan as of March 11, 2014.
(2)

This column also includes shares which the person or group has the right to acquire within 60 days of March 11, 2014 as follows: (1) for executive officers, these shares include shares that may be acquired upon the exercise of stock options and vesting of restricted stock units; and (2) for non-employee directors, these shares include shares that may be acquired upon the exercise of stock options and vesting of restricted stock units, as well as shares accrued under the Company’s Deferred Directors’ Fee Program as of March 11, 2014. Under the Company’s Deferred Directors’ Fee Program, participants may elect to defer all or a portion of their retainer and meeting fees until termination of their status as a director. Deferred amounts are treated as having been invested in Company Common Stock such that on the date of deferral the director is credited with a number of phantom shares of Company Common Stock equal to the amount of fees deferred divided by the market price of a share of Company Common Stock as of the date of deferral. Upon termination of the director’s service on the Board, the director will receive shares of Company Common Stock equal to the number of phantom shares of Company Common Stock credited to such director under the Deferred Directors’ Fee Program.
(3)	Based on 296,824,582 shares of Company Common Stock outstanding as of June 20, 2014, as reported in the Company 14-D9.
(4)	Mr. Termeer was appointed to the Board on January 24, 2014.

Security Ownership of Certain Principal Shareholders

Set forth below is the name and stock ownership of each person or group of persons known by the Company to beneficially own more than 5% of the outstanding shares of Company Common Stock, and is based on the Company Proxy Statement and information provided by the beneficial owner in subsequent public filings made with the SEC.

Name and Address of Beneficial Owners	Shares Beneficially Owned		Percent of Class(1)
Capital Research Global Investors 40 East 52nd Street New York, NY 10022	17,472,533	(2)	5.89%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	17,416,972	(3)	5.87%
Pershing Square Capital Management, L.P. 888 Seventh Avenue, 42nd Floor New York, NY 10019	28,878,638	(4)	9.73%
PS Management GP, LLC 888 Seventh Avenue, 42nd Floor New York, NY 10019	28,878,638	(4)	9.73%
William A. Ackman 888 Seventh Avenue, 42nd Floor New York, NY 10019	28,878,638	(4)	9.73%
Valeant Pharmaceuticals International, Inc. 2150 St. Elzéar Blvd. West Laval, Quebec, Canada, H7L 4A8	28,878,638	(5)	9.73%
Valeant Pharmaceuticals International 400 Somerset Corporate Boulevard Bridgewater, New Jersey 08807	28,878,638	(5)	9.73%

(1)	Based on 296,824,582 shares outstanding as of June 20, 2014 , as reported in the Company 14D- 9.
(2)	Based on information provided pursuant to a statement on a Schedule 13G filed with the SEC on February 10, 2014 by Capital Research Global Investors, a division of Capital Research and Management Company. Capital Research Global Investors reported that it has sole voting power with respect to 17,472,533 shares and sole dispositive power with respect to 17,472,533 shares.
(3)	Based on information provided pursuant to a statement on a Schedule 13G/A filed with the SEC on January 28, 2014 by BlackRock, Inc. BlackRock reported that it has sole voting power with respect to 14,470,789 shares and sole dispositive power with respect to 17,416,972 shares.
(4)	Based on information provided pursuant to a statement on a Schedule 13D/A filed with the SEC on May 12, 2014 by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman, pursuant to which the three parties reported that they have shared beneficial ownership with respect to 28,878,638 shares and shared voting power with respect to 28,878,538 shares.

(5)	Based on information provided pursuant to a statement on a Schedule 13D/A filed with the SEC on May 5, 2014 by Valeant Pharmaceuticals International, Inc. and Valeant Pharmaceuticals International, pursuant to which the two parties reported that they have shared beneficial ownership with respect to 28,878,538 shares and shared voting power with respect to 28,878,538 shares, and on information provided pursuant to a statement on a Schedule 13D/A filed with the SEC on May 12, 2014 by Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman, which reported that Valeant has sole voting power with respect to 100 shares.

ANNEX B

ADDITIONAL INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION:

PURCHASES AND SALES IN THE COMPANY COMMON STOCK DURING THE PAST TWO YEARS

Common Stock Name	Trade Date	Buy/ Sell	No. of Shares / Quantity	Security
PS Fund 1, LLC	February 25, 2014	Buy	94,182	Common Stock
PS Fund 1, LLC	February 25, 2014	Buy	25,000	Common Stock
PS Fund 1, LLC	February 25, 2014	Buy	55,454	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	5,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	4,197	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	540	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	5,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	5,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	75,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	5,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	10,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	100,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	35,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	21,634	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	75,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	25,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	20,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	13,629	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	10,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	10,000	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	2,500	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	250	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	40	Common Stock
PS Fund 1, LLC	February 26, 2014	Buy	5	Common Stock
David A. Wilson	April 16, 2014	Buy	50	Common Stock
PS Fund 1, LLC	May 1, 2014	Buy	1,239,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	863,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	779,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	1,416,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	1,353,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	2,130,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	2,578,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	1,733,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	1,046,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	1,191,107	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	2,523,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	2,184,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	1,843,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	2,233,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	1,720,000	Common Stock	*
PS Fund 1, LLC	May 1, 2014	Buy	3,450,000	Common Stock	**
Valeant Pharmaceuticals International, Inc.	May 7, 2014	Buy	100	Common Stock

*	Shares purchased represents the exercise of the relevant (previously purchased) American-style call option transactions.
**	Shares purchased represents the early termination of the relevant (previously purchased) forward purchase contract.

B-1

Options (all of which have been exercised as of the date hereof):

Name	Trade Date	Buy/ Sell	No. of Options / Quantity	Security
PS Fund 1, LLC	March 3, 2014	Buy	1,239,000	OTC Call Option
PS Fund 1, LLC	March 6, 2014	Buy	863,000	OTC Call Option
PS Fund 1, LLC	March 11, 2014	Buy	779,000	OTC Call Option
PS Fund 1, LLC	March 14, 2014	Buy	1,416,000	OTC Call Option
PS Fund 1, LLC	March 19, 2014	Buy	1,353,000	OTC Call Option
PS Fund 1, LLC	March 24, 2014	Buy	2,130,000	OTC Call Option
PS Fund 1, LLC	March 27, 2014	Buy	2,578,000	OTC Call Option
PS Fund 1, LLC	April 1, 2014	Buy	1,733,000	OTC Call Option
PS Fund 1, LLC	April 4, 2014	Buy	1,046,000	OTC Call Option
PS Fund 1, LLC	April 8, 2014	Buy	1,191,107	OTC Call Option
PS Fund 1, LLC	April 11, 2014	Buy	2,523,000	OTC Call Option
PS Fund 1, LLC	April 14, 2014	Buy	2,184,000	OTC Call Option
PS Fund 1, LLC	April 15, 2014	Buy	1,843,000	OTC Call Option
PS Fund 1, LLC	April 16, 2014	Buy	2,233,000	OTC Call Option
PS Fund 1, LLC	April 17, 2014	Buy	1,720,000	OTC Call Option

Forward (which has been early terminated and physically settled as of the date hereof):

Name	Trade Date	Buy/ Sell	No. of Options / Quantity	Security
PS Fund 1, LLC	April 21, 2014	Buy	3,450,000	OTC Equity Forward

B-2

EXHIBIT A

SPECIAL MEETING REQUEST FORM

ALLERGAN, INC.

2525 Dupont Drive

Irvine, CA 92612

Attention:    Matthew J. Maletta

Associate General Counsel and Secretary

Re:	Request for Special Meeting of Shareholders of Allergan, Inc. (the “Company”)

Ladies and Gentlemen:

Pursuant to Article 10 of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and Article II, Section 3 of the Company’s Amended and Restated Bylaws (the “Bylaws”), this letter constitutes a Special Meeting Request (as defined in the Bylaws) of the undersigned Proposing Person (as defined in the Bylaws) requesting the Secretary of the Company to call a special meeting of the Company’s shareholders (the “Special Meeting”) for the purposes of considering and voting upon the proposals (collectively, the “Proposals”) set forth in full under “Plans for the Special Meeting” in the solicitation statement filed by PS Fund 1, LLC (“PS Fund 1”) on , 2014 (the “Solicitation Statement”), which Proposals are incorporated herein by reference as if set forth in full herein.

The Proposing Person is making this request because the Proposing Person believes adoption of the Proposals will enhance shareholder value. The Proposing Person requests that the Special Meeting be held as soon as possible, and in any event within 45 days, after Special Meeting Requests from holders with a Net Long Beneficial Ownership (as defined in the Bylaws) of at least 25% of the outstanding shares of common stock of the Company (“Company Common Stock”) are delivered to the Company’s Secretary.

The information in Attachment A and Appendix 1, as they may be updated, amended or supplemented from time to time, is incorporated herein by reference as if set forth in full herein. In addition, the information in the Solicitation Statement (including its Annexes and Exhibits) and in Special Meeting Requests submitted by other Proposing Persons, as they may be updated, amended or supplemented from time to time, is incorporated herein by reference as if set forth in full herein, although the Proposing Person notes that it did not prepare that information and thus takes no responsibility for its accuracy or completeness.

The Proposing Person hereby represents that it intends to continuously hold the Subject Shares (as defined in Attachment A) through the date of the Special Meeting contemplated by this Special Meeting Request (and through any date to which such Special Meeting is postponed or adjourned). The Proposing Person remains free to sell any or all of the Subject Shares on or before the date of the Special Meeting, but it acknowledges that any reduction in its Net Long Beneficial Ownership with respect to which this Special Meeting Request relates following the delivery of this Special Meeting Request to the Company’s Secretary shall constitute a revocation of this Special Meeting Request to the extent of such reduction.

The Proposing Person further represents that it (a) is a holder of record of stock of the Company entitled to vote at the Special Meeting, (b) does not intend to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to approve or adopt the Proposals or otherwise to solicit proxies from shareholders in support of the Proposals (although it understands that PS Fund 1 intends to do so) and (c) intends to appear by a qualified representative1 at the Special Meeting to propose the Proposals.

[1]	The Proposing Person intends to authorize PS Fund 1 representatives to act as proxy for the Proposing Person to present the Proposals at the Special Meeting, and thus act as the Proposing Person’s qualified representative.

Any claim by the Company or its advisors that this Special Meeting Request is in any way deficient, and all further correspondence from the Company or its advisors on this matter, should be addressed in a timely fashion to:

•	Edward McCarthy

D.F. King & Co., Inc.

48 Wall Street, New York, NY 10005

(212) 269-5550

emccarthy@dfking.com

with copies to:

•	Roy J. Katzovicz

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor, New York, NY 10019

(212) 813-3700

rjk@persq.com

and

Richard Brand

Kirkland & Ellis LLP

601 Lexington Avenue, New York, NY 10022

(212) 446-6454

richard.brand@kirkland.com

[Signature page follows]

2

Sincerely yours,

[insert signature blocks for the persons or entities within the Proposing Person[2] that collectively own (beneficially or of record) the shares covered by this Special Meeting Request]

Date:

[Signature Page to Special Meeting Request]

[2]	For this purpose, the Proposing Person is:

•	the stockholder of record (on the books of the Company’s transfer agent, Wells Fargo Bank Shareowner Services) of at least one share of Company Common Stock who or which signs this Special Meeting Request,

•	any other beneficial owners of the shares covered by this Special Meeting Request (including any person or entity who or which has or shares the power to vote or direct the voting of or the power to dispose or direct the disposition of those shares),

•	any other person or entity who or which has or shares the economic incidents of ownership of those shares (other than merely through an investment in an entity that signs this Special Meeting Request) (any such shareholder, beneficial owner, other person or entity, an “Owner”),

•	(a) any corporation or organization of which any Owner is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (b) any trust or other estate in which any Owner has a substantial beneficial interest or as to which any Owner serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of any Owner, or any relative of such spouse, who has the same home as that Owner or who is a director or officer of the Company or any of its subsidiaries; and

•	any other person or entity who or which is a participant (as defined in (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder of record in the solicitation seeking the Special Meeting or Acting in Concert (as defined in the Bylaws) with any of the foregoing.

Each of the foregoing persons and entities should sign this Special Meeting Request in the space indicated above.

Note about participants and persons Acting in Concert: the typical Proposing Person will have no person or entity falling within the final bullet that refers to participants and Acting in Concert.

3

INSTRUCTION SHEET

If you want to complete and submit a Special Meeting Request, you should fill out Attachment A and Appendix 1 (which directly follow this Instruction Sheet), sign and date the Special Meeting Request on the page preceding this Instruction Sheet, and complete the following steps:

1. Arrange for the DTC participant holding your shares of Company Common Stock to:

•	fill out a DTC Instruction Letter and Cede & Co. Meeting Request with respect to your shares (in the forms attached as Exhibits B-1 and B-2 to the Solicitation Statement),

•	sign and date the DTC Instruction Letter and deliver it (along with the filled out Cede & Co. Meeting Request) to DTC,

•	once Cede & Co. executes the Cede & Co. Meeting Request, have it delivered back to you and

•	complete, sign and date a Verification Letter with respect to your shares (in the form attached as Exhibit C to the Solicitation Statement) and deliver it to you.

2. Submit the following items to D.F. King & Co., Inc. (“D.F. King & Co.”), proxy solicitor for PS Fund 1, at 48 Wall Street, New York, NY 10005, Toll-free: (800) 859-8511:

•	this signed and dated Special Meeting Request with Attachment A and Appendix 1 completed,

•	the completed, signed and dated Cede & Co. Meeting Request received as discussed above,

•	the completed, signed and dated Verification Letter received as discussed above,

•	a photocopy of a stock certificate (or a statement of ownership from the Company’s transfer agent, Wells Fargo Bank Shareholder Services) showing you are a stockholder of record (on the books of the Company’s transfer agent) of at least one share of Company Common Stock[3] and

•	a completed, signed and dated WHITE Proxy Card in the form attached as Exhibit D to the Solicitation Statement.

D.F. King & Co. will gather all such documents and coordinate the submission of such materials on behalf of Proposing Persons to the Company.

If you have questions on how to fill out this Special Meeting Request or how to answer any of the questions in Attachment A or Appendix 1 below, please contact either of the individuals listed below:

Edward McCarthy

D.F. King & Co., Inc.

(212) 269-5550

emccarthy@dfking.com

Richard Brand

Kirkland & Ellis LLP

(212) 446-6454

richard.brand@kirkland.com

[3]	If you are not already a stockholder of record and want to submit a Special Meeting Request, you must first arrange (through transfer or purchase) to become a stockholder of record of at least one share of Company Common Stock. If you need assistance in doing that, please contact Edward McCarthy at D.F. King & Co., (212) 269-5550, emccarthy@dfking.com

4

ATTACHMENT A

PROPOSING PERSON INFORMATION

ALLERGAN, INC. PROPOSING PERSON INFORMATION

TO BE DELIVERED AS PART OF A SPECIAL MEETING REQUEST

1.	The name and address of each person or entity included in the Proposing Person is set forth below.[4]

(Please make sure that the Proposing Person signing this Special Meeting Request includes a stockholder of record of at least one share of Company Common Stock and that the name and address you use for that shareholder below is exactly as the name and address appears on the books of the transfer agent, Wells Fargo Bank Shareholder Services.)

In addition, the Proposing Person notes that shares of Company Common Stock held beneficially but not of record by the Proposing Person are held by Cede & Co., c/o DTC – Transfer Operation Dept, 570 Washington Blvd FL 1, Jersey City 08857.

2.	The number of shares of Company Common Stock owned beneficially and of record by the Proposing Person is set forth below.

(Include for this purpose any shares you have a right to acquire, whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both.)

The Proposing Person beneficially owns              shares of Company Common Stock and owns of record              shares of Company Common Stock (collectively, the “Subject Shares”).

3.	The Net Long Beneficial Ownership of the Proposing Person is shares of Company Common Stock.

The Bylaws define “Net Long Beneficial Ownership” as those shares of Company Common Stock of the Company as to which the Proposing Person possesses (i) the sole power to vote or direct the voting, (ii) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (iii) the sole power to dispose of or direct the disposition.

The definition of Net Long Beneficial Ownership does not include any Synthetic Equity Position (as defined in Item 5 below); however, shares underlying derivatives would normally not be included in the calculation of Net Long Beneficial Ownership in any event because clauses (i) and (iii) above would normally not be satisfied with respect to shares underlying derivatives and thus this exclusion will normally not be relevant even if the Proposing Person owns derivatives.

4.	The following is a description of any agreements, arrangements or understandings with respect to or in connection with the Proposals or the Special Meeting Request between or among the Proposing Person signing this Special Meeting Request and any other Proposing Persons, record holders or beneficial owners of shares of Company Common Stock or Group Nominees named in the Solicitation Statement:

5.	Disclosable Interests of the Proposing Person:

(i)	State the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Company. For purposes of this Special Meeting Request, “Exchange Act” means the Securities Exchange Act of 1934, as amended.

Note that, for purposes of the definition of Synthetic Equity Position, the term “derivative security” also includes any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such

[4]	In this Attachment A, references to the Proposing Person are, where the context requires, references to each person or entity included within the Proposing Person.

5

security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable will be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination.

In addition, note that if the Proposing Person satisfies the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than solely by reason of Rule 13d-1(b)(1)(ii)(E)), the Proposing Person will not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by the Proposing Person as a hedge with respect to a bona fide derivatives trade or position of the Proposing Person arising in the ordinary course of the Proposing Person’s business as a derivatives dealer.

Full notional amount computed as described above:

(ii)	State any rights to dividends on the shares of Company Common Stock owned beneficially by the Proposing Person that are separated or separable from the underlying shares:

(iii)	State any material pending or threatened action, suit or proceeding (whether civil, criminal, investigative, administrative or otherwise) in which the Proposing Person is, or is reasonably expected to be made, a party or material participant involving the Company or any of its officers, directors or employees, or any affiliate of the Company, or any officer, director or employee of such affiliate:

(iv)	State any other material relationship between the Proposing Person, on the one hand, and the Company, any affiliate of the Company, any officer, director or employee of the Company or any affiliate thereof, or any principal competitor of the Company, on the other hand.

Principal competitors of the Company would include, without limitation: Akorn, Inc., Alcon Laboratories, Inc./Novartis AG, Abbott Laboratories, Valeant Pharmaceuticals International, Inc., Genentech/Hoffman La Roche AG, Merck & Co., Pfizer Inc., Regeneron Pharmaceuticals, Inc., Santen Seiyaku, US WorldMeds, Ipsen Ltd., Galderma, a joint venture between Nestle and L’Oréal Group, Syntaxin, Merz, Q-Med, Anteis, Filorago, Teoxane, Stiefel Laboratories, Inc., a division of GlaxoSmithKline, Novartis AG, L’Oréal Group, Pfizer Inc., Actavis Inc., Warner Chilcott, Astellas Pharma US, Inc., Mentor, Sientra, Inc., Silimed, Eurosilicone, Nagor, Polytech and several Chinese breast implant manufacturers (and, in each case, subsidiaries of any of the foregoing).

(v)	State any direct or indirect material interest in any material contract or agreement of the Proposing Person with the Company, any affiliate of the Company or any principal competitor of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement).

See (iv) above for a listing of the principal competitors of the Company.

(vi)	State the Proposing Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.

(vii)	State whether or not, during the past ten years, the Proposing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give dates, nature of conviction, name and location of court, and penalty imposed or other disposition of the case. A negative answer need not be included.

(viii)	State the amount of each class of securities of the Company which the Proposing Person owns beneficially, directly or indirectly.

(ix)	State the amount of each class of securities of the Company (if any) which the Proposing Person owns of record but not beneficially.

(x)	Appendix 1 (which is incorporated herein by reference as if set forth in full herein) sets forth information with respect to all securities of the Company purchased or sold by the Proposing Person within the past two years.

6

(xi)	If any part of the purchase price or market value of any of the shares referred to in Appendix 1 is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities, so state and indicate the amount of the indebtedness as of the latest practicable date. If such funds were borrowed or obtained otherwise than pursuant to a margin account or bank loan in the regular course of business of a bank, broker or dealer, briefly describe the transaction, and state the names of the parties.

(xii)	State whether or not the Proposing Person is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. If so, name the parties to such contracts, arrangements or understandings and give the details thereof.

(xiii)	State the amount of securities of the Company owned beneficially, directly or indirectly, by each of the Proposing Person’s associates and the name and address of each such associate. For purposes of this Special Meeting Request, “associate” means (a) any corporation or organization of which any the Proposing Person (or any person or entity within the Proposing Person) is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (b) any trust or other estate in which the Proposing Person (or any person or entity within the Proposing Person) has a substantial beneficial interest or as to which the Proposing Person (or any person or entity within the Proposing Person) serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of the Proposing Person (or any person or entity within the Proposing Person), or any relative of such spouse, who has the same home as the Proposing Person (or any person or entity within the Proposing Person) or who is a director or officer of the Company or any of its parents or subsidiaries.

(xiv)	State the amount of each class of securities of any subsidiary of the Company which the Proposing Person owns beneficially, directly or indirectly.

(xv)	Describe any transaction, since January 1, 2013, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which the Proposing Person or any of its associates had or will have a direct or indirect material interest. If there are any such transactions, disclose the information that would be required by Item 404(a) of Regulation S-K under the Exchange Act with respect to those transactions.

(xvi)	State whether or not the Proposing Person or any associates of the Proposing Person have any arrangement or understanding with any person –

(A) with respect to any future employment by the Company or its affiliates; or

(B) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

If so, describe such arrangement or understanding and state the names of the parties thereto.

(xvii)	Describe briefly any substantial interest, direct or indirect, by security holdings or otherwise, of the Proposing Person in any matter to be acted upon at the Special Meeting to the extent not already disclosed elsewhere herein.

Important: To assure this Special Meeting Request remains valid, you must update and supplement the information contained herein, if necessary, so that the information provided or required to be provided herein is true and correct as of the record date for notice of the Special Meeting and as of the date that is ten business days prior to the Special Meeting or any adjournment or postponement thereof. Please make sure that you deliver any required update or supplement to D.F. King & Co. as soon as possible, and in any event in time so that D.F. King & Co. can deliver it to the Company not later than five business days after the record date for notice of the Special Meeting (in the case of the update and supplement required to be made as of such record date) and not later than eight business days prior to the date for the Special Meeting (in the case of the update and supplement required to be made as of the date of the Special Meeting).

7

APPENDIX 1

PURCHASES AND SALES OF COMPANY SECURITIES BY THE PROPOSING PERSON

The following is a summary of all purchases and sales of Company securities by the Proposing Person over the last two years.

Trade Date	Buy/Sell	Quantity	Security

8

EXHIBIT B-1

DTC INSTRUCTION LETTER

REQUEST TO CALL A SPECIAL MEETING

[Participant Letterhead]

Date:

The Depository Trust Company

55 Water Street

New York, NY 10041

Attn: Proxy Department

RE:	Allergan, Inc. Common Stock, $0.01 Par Value (CUSIP number 018490102)
(DTC Participant account number: )

Gentlemen:

Please cause your nominee, Cede & Co., to sign the attached written request to call a special meeting of shareholders (the “Cede & Co. Meeting Request”), with respect to          shares of the above-referenced securities credited to our DTC Participant account at             , 2014.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6, the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Cede & Co. Meeting Request are true and correct, including the following:

1.	The number of shares credited to our DTC Participant account that are beneficially owned by our customer.

2.	There have been no prior requests to DTC and Cede & Co. for the execution of a request similar to the attached Cede & Co. Meeting Request with respect to the shares referred to herein credited to our DTC participant for such customer; and

3.	The purposes for the call of the special meeting are as stated in the attached Cede & Co. Meeting Request.

Please make the Cede & Co. Meeting Request available for pick-up by our contact                      or Federal Express to                      (contact:                     ). Our Federal Express account number is                     .

EXHIBIT B-1

Very truly yours,

PARTICIPANT NAME:

By:
(manual signature of authorized person)

Name:

Title:

Medallion Stamp

EXHIBIT B-2

CEDE & CO. MEETING REQUEST

Cede & Co.

c/o The Depository Trust Company

55 Water Street

New York, NY 10041

Date

Allergan, Inc.

2525 Dupont Drive

Irvine, CA 92612

Attn: Corporate Secretary

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of shares of common stock of Allergan, Inc. (the “Company”). DTC is informed by its Participant,                      (the “Participant”), that on the date hereof                      of such shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by                     , a customer of Participant.

At the request of Participant, on behalf of                     , a customer of Participant, Cede & Co., as a holder of record of the Shares, hereby requests that you call a special meeting of the shareholders of the Company (the “Special Meeting”) for the purposes of considering and voting upon the resolutions set forth in full under “Plans for the Special Meeting” in the solicitation statement filed by PS Fund 1, LLC on             , 2014, which resolutions are incorporated herein by reference as if set forth in full herein.

The undersigned further requests that the Special Meeting be held as soon as possible, and in any event within 45 days, after Special Meeting Requests from the holders of at least 25% of the outstanding shares of common stock of the Company are delivered to the Company’s Secretary.

While Cede & Co. is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominee for the true party in interest,                     , a customer of Participant. Cede & Co., has no interest in this matter other than to take those steps which are necessary to ensure that                     , a customer of the Participant, is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

Very truly yours,
Cede & Co

Dated:	BY:

EXHIBIT C

VERIFICATION LETTER

[BROKERAGE FIRM, BANK NOMINEE OR

OTHER INSTITUTION LETTERHEAD]

[Month] [Day], 2014

To whom it may concern:

This is to confirm that [Brokerage Firm, Bank Nominee or Other Institution] (the “DTC Participant”) currently serves as a Custodian for [Investor Name]. As is typical of a custodian relationship, [Investor Name] can terminate its relationship with [Name of Brokerage Firm, Bank Nominee or other Institution] at any time or appoint other custodians.

As of [Month] [Day], 2014, [Investor Name] held [Number of Shares] shares of Allergan Inc. (cusip 018490102) in record name as Cede & Co. through one or more of [DTC Participant’s Name]’s Depository Trust Company account(s).

Please feel free to contact me should you have any questions.

Sincerely,

[Representative Name]

[Name of Brokerage Firm, Bank Nominee or Other Institution]

This letter is specifically limited to the information provided herein relating to each of [Investor Name]’s accounts with [Name of Brokerage Firm, Bank Nominee or Other Institution] as of the date specified. The Investor may also be involved in other transactions with [Name of Brokerage Firm, Bank Nominee or Other Institution] outside of this relationship. The information contained above is provided in good faith by [Name of Brokerage Firm, Bank Nominee or Other Institution] for informational purposes only.

The data presented is static and does not take into account unsettled trades or other client activity that could affect balance information on a particular date. This information does not reflect any securities our client may have at other broker/dealers. Vendor pricing feeds used to aggregate the account value could contain errors that would affect the overall computation of a client’s balance. [Name of Brokerage Firm, Bank Nominee or Other Institution] shall not be held liable for any decisions, transactions, or other business undertaken in reliance of this information.

EXHIBIT D

WHITE PROXY CARD

WHITE PROXY CARD

***PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION***

THIS PROXY IS BEING SOLICITED BY THE REQUESTING SHAREHOLDER AND NOT

BY ALLERGAN OR THE BOARD OF DIRECTORS OF ALLERGAN

Please sign and date your WHITE proxy card and return it in the postage-paid envelope provided or return it to:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Attn: Gordon Algernon

WHITE PROXY CARD

ALLERGAN, INC.

SOLICITATION OF WRITTEN REQUEST FOR SPECIAL MEETING

IN CONNECTION WITH THE

CALLING OF A SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PS FUND 1, LLC.

THE BOARD OF DIRECTORS OF ALLERGAN, INC. IS NOT SOLICITING THIS PROXY

☒ PLEASE MARK AS IN THIS EXAMPLE.

☐ The undersigned Proposing Person (as defined in the attached Special Meeting Request) hereby appoints PS Fund 1, LLC proxy, with full power of substitution, to submit the attached Special Meeting Request, along with the related Cede & Co. Meeting Request, Verification Letter and proof of record ownership as contemplated by the Special Meeting Request, to the Company’s Secretary on behalf of the undersigned Proposing Person.

Proposing Person:

[insert same signature blocks for the Proposing Person that are used in the Special Meeting Request]

Date:

2

EXHIBIT E

ALLERGAN, INC.

a Delaware Corporation

AMENDED AND RESTATED BYLAWS1

(As Amended and Restated Effective             , 2014)

ARTICLE I: Offices

SECTION 1. Registered Office. The registered office of Allergan, Inc. (the “Corporation”) shall be at The Prentice-Hall Corporation System, Inc., 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, State of Delaware 19808, and the name of the registered agent in charge thereof shall be The Prentice-Hall Corporation System, Inc.

SECTION 2. Principal Office. The principal office for the transaction of the business of the Corporation shall be at such place as the Board of Directors of the Corporation (the “Board”) may determine. The Board is hereby granted full power and authority to change said principal office from one location to another.

SECTION 3. Other Offices. The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II: Meetings of Stockholders

SECTION 1. Place of Meetings. All annual meetings of stockholders and all other meetings of stockholders shall be held either at the principal office of the Corporation or at any other place within or without the State of Delaware that may be designated by the Board pursuant to authority hereinafter granted to the Board.

SECTION 2. Annual Meetings. Annual meetings of stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings may be held at such time and place and on such date as the Board shall determine by resolution.

SECTION 3. Special Meetings.

~~Section 3.~~ (A) Special meetings of the stockholders of the Corporation (i) may be called by the Chairman of the Board, the Chief Executive Officer or the Board, at any time and for any purpose or purposes, and (ii) shall be called by the Secretary upon the written request of the holders of record of at least twenty-five percent (25%) of the outstanding shares of common stock of the Corporation (the “Requisite Percentage”), subject to and in compliance with Article 10 of the Amended and Restated Certificate of Incorporation of the Corporation (as the same may be amended and/or restated from time to time, the “Restated Certificate of Incorporation”), or any successor provision thereto~~, and this Section 3~~. Any special meeting of stockholders of the Corporation shall be held at such place, date and hour as may be fixed by the Board in compliance with applicable law; provided, however, that in the case of a meeting called pursuant to clause (ii) of the preceding sentence, the place, date~~,~~ and hour shall be as specified in the written request described in that clause (and in accordance with applicable law) and the Secretary shall mail the notice of such meeting to stockholders (specifying such place, date~~,~~ and hour) as provided in Section 4 of this Article II (and the date of such meeting shall be publicly announced) no later than five business days after the date of receipt of such written request.

~~(A) In order for a special meeting to be called upon stockholder request (“Stockholder Requested Special Meeting”), one or more requests for a special meeting (each, a “Special Meeting Request” and, collectively, the “Special Meeting Requests”), in the form required by this section (A) of this Section 3, must be signed by Proposing Persons (as defined below) that have a combined Net Long Beneficial Ownership (as defined below) of at least the Requisite Percentage. Only Proposing Persons who are stockholders of record at the time the Special Meeting~~

[1]	In this Exhibit E, language struck through illustrates deletions from and underlined language illustrates additions to the current Bylaws.

~~Requests representing the Requisite Percentage are validly delivered pursuant to this Section 3 shall be entitled to sign a Special Meeting Request. In determining whether a Stockholder Requested Special Meeting has been properly requested by Proposing Persons that have a combined Net Long Beneficial Ownership of at least the Requisite Percentage, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (i) each Special Meeting Request identifies the same purpose or purposes of the Stockholder Requested Special Meeting and the same matters proposed to be acted on at such meeting (in each case as determined in good faith by the Board), and (ii) such Special Meeting Requests have been dated and delivered to the Secretary within sixty (60) days of the earliest dated Special Meeting Request. To be in proper form, such Special Meeting Request(s) shall comply with, and shall include and set forth, the following:~~

~~(1) As to each Proposing Person, (a) the name and address of each Proposing Person (including, if applicable, the name and address as they appear on the Corporation’s books), (b) the class and number of shares of the Corporation which are owned beneficially and of record by such Proposing Person (with evidence of such ownership attached), except that such Proposing Person shall be deemed for such purpose to beneficially own any shares of any class or series of capital stock of the Corporation as to which such Proposing Person has the right to acquire (whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition or both), (c) a representation that such Proposing Person intends to hold the shares of the Corporation described in the immediately preceding clause (b) through the date of the Stockholder Requested Special Meeting and (d) an acknowledgement by the Proposing Person that any reduction in such Proposing Person’s Net Long Beneficial Ownership with respect to which a Special Meeting Request relates following the delivery of such Special Meeting Request to the Secretary shall constitute a revocation of such Special Meeting Request to the extent of such reduction;~~

~~(2) As to each Proposing Person, any Disclosable Interests (as defined below) of such Proposing Person;~~

~~(3) As to the purpose or purposes of the Stockholder Requested Special Meeting, a reasonably brief statement of the specific purpose or purposes of the Stockholder Requested Special Meeting, the matter(s) proposed to be acted on at the Stockholder Requested Special Meeting and the reasons for conducting such business at the Stockholder Requested Special Meeting, and the text of any proposal or business to be considered at the Stockholder Requested Special Meeting (including the text of any resolutions proposed to be considered and, in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment); and~~

~~(4) Such other information and representations as would be required by Article 12 of the Restated Certificate of Incorporation and Section 9 of Article II of these Bylaws if incorporated in this Section 3, including, without limitation, all such information regarding any material interest of the Proposing Person in the matter(s) proposed to be acted on at the Stockholder Requested Special Meeting, all agreements, arrangements or understandings between or among any Proposing Person and any other record holder or beneficial owner of shares of any class or series of capital stock of the Corporation in connection with the Special Meeting Record Date Request, the Special Meeting Request, or the matter(s) proposed to be brought before the Stockholder Requested Special Meeting.~~

~~(5) Definitions.~~

~~(a) “Proposing Person” shall mean (i) each stockholder of record that signs a Special Meeting Request pursuant section (A) of this Section 3, (ii) the beneficial owner or beneficial owners, if different, on whose behalf such Special Meeting Request is made, (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation or associate (within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for purposes of these Bylaws) of such stockholder or beneficial owner, and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective associates or other participants in such solicitation) is Acting in Concert.~~

~~(b) A person shall be deemed to be “Acting in Concert” with another person for purposes of these Bylaws if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert or in parallel with, or towards a common goal with such other person, relating to changing or influencing the control of the Corporation or in connection with or as a participant in any transaction having that purpose or effect, where (i) each person is conscious of the other person’s conduct and this awareness is an element in their decision-making processes and (ii) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in~~

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~~parallel; provided, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of (x) revocable proxies or consents from such other person in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A or (y) tenders of securities from such other person in a public tender or exchange offer made pursuant to, and in accordance with, Section 14(d) of the Exchange Act by means of a tender offer statement filed on Schedule TO. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.~~

~~(c) “Net Long Beneficial Ownership” shall mean those shares of common stock of the Corporation as to which the stockholder or Proposing Person, as applicable, possesses (i) the sole power to vote or direct the voting, (ii) the sole economic incidents of ownership (including the sole right to profits and the sole risk of loss), and (iii) the sole power to dispose of or direct the disposition; provided that the number of shares calculated in accordance with clauses (i), (ii) and (iii) shall not include any Synthetic Equity Position.~~

~~(d) “Disclosable Interests” shall mean (i) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (ii) any rights to dividends on the shares of any class or series of capital stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (iii) any material pending or threatened action, suit or proceeding (whether civil, criminal, investigative, administrative or otherwise) in which such Proposing Person is, or is reasonably expected to be made, a party or material participant involving the Corporation or any of its officers, directors or employees, or any affiliate of the Corporation, or any officer, director or employee of such affiliate, (iv) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, any officer, director or employee of the Corporation or any affiliate thereof, or any principal competitor of the Corporation, on the other hand, (v) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) and (vi) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting; provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the Special Meeting Record Date Request or Special Meeting Request required by Article 10 of the Restated Certificate of Incorporation or these Bylaws on behalf of a beneficial owner.~~

~~(B) Notwithstanding anything to the contrary in this Section 3:~~

~~(1) The Secretary shall not accept, and shall consider ineffective, a Special Meeting Request if (a) such Special Meeting Request does not comply with Article 10 of the Restated Certificate of Incorporation, these Bylaws, or relates to an item of business that is not a proper subject for stockholder action under applicable law, (b) the Special Meeting Request is received by the Corporation during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of~~

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~~the final adjournment of the next annual meeting of stockholders, (c) an identical or substantially similar item (a “Similar Item”) to that included in the Special Meeting Request was presented at any meeting of stockholders held within one year prior to receipt by the Corporation of such Special Meeting Request, (d) the Board calls an annual or special meeting of stockholders (in lieu of calling the Stockholder Requested Special Meeting) in accordance with section (B)(3) of this Section 3, (e) a Similar Item is already included in the Corporation’s notice as an item of business to be brought before a meeting of the stockholders that has been called but not yet held, or (f) such Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act, or other applicable law.~~

~~(2) Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose stated in the valid Special Meeting Request; provided, however, that nothing herein shall prohibit the Board from submitting matters to the stockholders at any Stockholder Requested Special Meeting. If none of the Proposing Persons who submitted the Special Meeting Request appears at or sends a qualified representative to the Stockholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Stockholder Meeting Request, the Corporation need not present such matters for a vote at such meeting. A “qualified representative” of a Proposing Person shall be, if such Proposing Person is (a) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership, (b) a corporation, a duly appointed officer of the corporation, (c) a limited liability company, any manager or officer (or person who functions as an officer) of the limited liability company or any officer, director, manager or person who functions as an officer, director or manager of any entity ultimately in control of the limited liability company or (d) a trust, any trustee of such trust.~~

~~(3) If a Special Meeting Request is made that complies with this Section 3 and Article 10 of the Restated Certificate of Incorporation, the Board may (in lieu of calling the Stockholder Requested Special Meeting) present a Similar Item for stockholder approval at any other meeting of stockholders that is held within one hundred twenty (120) days after the Corporation receives such Special Meeting Request.~~

~~(4) Any Proposing Person may revoke a Special Meeting Request by written revocation delivered to, or mailed and received by, the Secretary at any time prior to the date of the Stockholder Requested Special Meeting. In the event any revocation(s) are received by the Secretary after the Secretary’s receipt of a valid Special Meeting Request(s) from the holders of the Requisite Percentage of stockholders or any Special Meeting Request is deemed to be revoked as a result of section (A)(1)(d) of this Section 3, and as a result of such revocation(s), there no longer are valid unrevoked Special Meeting Request(s) from the Requisite Percentage of stockholders to call a special meeting, the Board shall have the discretion to determine whether or not to proceed with the Stockholder Requested Special Meeting.~~

~~(5) Notwithstanding anything in these Bylaws to the contrary, the Secretary shall not be required to call a special meeting except in accordance with Article 10 of the Restated Certificate of Incorporation and this Section 3. If the Board shall determine that any Special Meeting Request was not properly made in accordance with Article 10 of the Restated Certificate of Incorporation or these Bylaws, or shall determine that the stockholder or stockholders submitting such Special Meeting Request have not otherwise complied with Article 10 of the Restated Certificate of Incorporation or these Bylaws, then the Board shall not be required to take any action in connection with the Stockholder Requested Special Meeting, and the Secretary shall not be required to call such meeting. In addition to the requirements of this Section 3, each Proposing Person shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to any request to fix a Special Meeting Request.~~

~~(C) In connection with a Stockholder Requested Special Meeting called in accordance with this Section 3, each Proposing Person that signed and delivered a Special Meeting Request shall further update and supplement the information previously provided to the Corporation in connection with such request, if necessary, so that the information provided or required to be provided in such request pursuant to this Section 3 shall be true and correct as of the record date for notice of the Stockholder Requested Special Meeting and as of the date that is ten (10) business days prior to the Stockholder Requested Special Meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the special meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the special meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the special meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the~~

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~~Stockholder Requested Special Meeting or any adjournment or postponement thereof). As used herein, the term “business day” shall mean any day that is not a Saturday or Sunday or a day on which banks in the city of the Corporation’s principal place of business are required or permitted to close.~~

~~(D)~~(B) ~~Any special meeting of stockholders, including any Stockholder Requested Special Meeting, shall be held at such date and time as may be fixed by the Board in accordance with these Bylaws and in compliance with applicable law.~~The Chief Executive Officer or Secretary shall, within five business days after the earlier of (i) the first date on which the Corporation shall have no directors in office and (ii) the date on which the Court of Chancery issues an order requiring the Corporation to hold an election pursuant to Section 223 of the General Corporation Law of the State of Delaware, call a special meeting of stockholders of the Corporation for the election of directors and mail notice of such meeting as provided in Section 4 of this Article II. Any special meeting of stockholders of the Corporation so called shall be held at the place, date and hour specified in the notice of such meeting~~and with the record date specified in the notice of such meeting~~ and in accordance with applicable law (or, in the case of an election ordered by the Court of Chancery, at such other place, date and hour ~~and with such other record date, if any,~~ as may be specified by the Court of Chancery).

SECTION 4. Notice of Meetings. Except as otherwise required by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting by delivering a typewritten or printed notice thereof to such stockholder personally, or by depositing such notice in the United States mail, in a postage prepaid envelope, directed to such stockholder at such stockholder’s post office address furnished by such stockholder to the Secretary of the Corporation for such purpose, or, if such stockholder shall not have furnished an address to the Secretary for such purpose, then at such stockholder’s post office address last known to the Secretary, or by transmitting a notice thereof to such stockholder at such address by electronic transmission in accordance with Section 232 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Except as otherwise expressly required by law, no publication of any notice of a meeting of stockholders shall be required. Every notice of a meeting of stockholders shall state the place, date and hour of the meeting and, in the case of a special meeting, shall also state the purpose for which the meeting is called. Notice of any meeting of stockholders shall not be required to be given to any stockholder to whom notice may be omitted pursuant to applicable law or who shall have waived such notice, and such notice shall be deemed waived by any stockholder who shall attend such meeting in person or by proxy, except a stockholder who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Except as otherwise expressly required by law, notice of any adjourned meeting of stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

SECTION 5. Quorum. Except as otherwise required by law, the holders of record of a majority in voting interest of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of stockholders of the Corporation or any adjournment thereof. Subject to the requirement of a larger percentage vote contained in the Restated Certificate of Incorporation, these Amended and Restated Bylaws (these “Bylaws”) or by statute, the stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding any withdrawal of stockholders that may leave less than a quorum remaining, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all the stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting from time to time. At any such adjourned meeting at which a quorum is present, any business may be transacted that might have been transacted at the meeting as originally called.

SECTION 6. Voting.

Each stockholder shall, at each meeting of stockholders, be entitled to vote in person or by proxy each share of stock of the Corporation that has voting rights on the matter in question and that shall have been held by such stockholder and registered in such stockholder’s name on the books of the Corporation:

(A) on the date fixed pursuant to Article VI, Section 5 of these Bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting; or

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(B) if no such record date shall have been so fixed, then (i) at the close of business on the day immediately preceding the day upon which notice of the meeting shall be given or (ii) if notice of the meeting shall be waived, at the close of business on the day immediately preceding the day upon which the meeting shall be held. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors in such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes. Persons holding stock of the Corporation in a fiduciary capacity shall be entitled to vote such stock. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation the pledgor shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee, or the pledgee’s proxy, may represent such stock and vote thereon. Stock having voting power standing of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or with respect to which two (2) or more persons have the same fiduciary relationship, shall be voted in accordance with the provisions of the Delaware General Corporation Law.

Any such voting rights may be exercised by the stockholder entitled thereto in person or by such stockholder’s proxy appointed by an instrument in writing (or in such manner prescribed by the Delaware General Corporation Law) by such stockholder or by such stockholder’s attorney thereunto authorized and delivered to the secretary of the meeting; provided, however, that no proxy shall be voted or acted upon after three (3) years from its date unless said proxy shall provide for a longer period. The attendance at any meeting of a stockholder who may theretofore have given a proxy shall not have the effect of revoking the same unless such stockholder shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At any meeting of stockholders, all matters, except as otherwise provided in the Restated Certificate of Incorporation, in these Bylaws or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat and thereon, a quorum being present. The vote at any meeting of stockholders on any question need not be by ballot, unless so directed by the chairman of the meeting. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, if there be such proxy, and it shall state the number of shares voted.

SECTION 7. List of Stockholders. The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, in such manner as prescribed by the Delaware General Corporation Law. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

SECTION 8. Judges. If at any meeting of stockholders a vote by written ballot shall be taken on any question, the chairman of such meeting may appoint a judge or judges to act with respect to such vote. Each judge so appointed shall first subscribe an oath faithfully to execute the duties of a judge at such meeting with strict impartiality and according to the best of such judge’s ability. Such judges shall decide upon the qualification of the voters and shall report the number of shares represented at the meeting and entitled to vote on such question, shall conduct and accept the votes, and, when the voting is completed, shall ascertain and report the number of shares voted respectively for and against the question. Reports of judges shall be in writing and subscribed and delivered by them to the Secretary of the Corporation. The judges need not be stockholders of the Corporation, and any officer of the Corporation may be a judge on any question other than a vote for or against a proposal in which such officer shall have a material interest.

SECTION 9. Notice of Stockholder Business and Nominations. ~~In addition to the provisions governing a~~ A stockholder’s notice of nominations of persons for election to the Board, or the proposal of other business to be considered by the stockholders ~~provided for in~~ , at any annual meeting of stockholders must comply with the applicable procedures set forth in Articles 11 and 12 of the Restated Certificate of Incorporation~~:~~.

~~(A) Such stockholder’s notice shall also set forth: (i) as to each person whom the stockholder proposes to nominate for election as a director, (a) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (b) any Disclosable Interests of such person (except that the term “Proposing Person” where it appears in sections (A)(1) and (2) of Section 3 shall be deemed to refer to such nominee) and (c) a description of any agreement, arrangement or understanding with any Noticing Person (defined below); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of~~

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~~the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any interest in such business of such stockholder or the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to all Noticing Persons giving the notice (a) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among the Noticing Persons, (b) a description of any Disclosable Interests of any such Noticing Person (except that the term “Proposing Person” where it appears in sections (A)(1) and (2) of Section 3 shall be deemed to refer to such Noticing Person), (c) a representation that the stockholder of record submitting the notice is a holder of record of stock of the Corporation entitled to vote at such meeting, intends to continuously hold such stock of the Corporation through such meeting and intends to appear in person or by a qualified representative at the meeting to propose such business or nomination, and (d) a representation as to whether the stockholder of record submitting the notice or any Noticing Person intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.~~

~~The term “Noticing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation or associate (within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such stockholder or beneficial owner, and (iv) any other person with whom such stockholder or such beneficial owner (or any of their respective associates or other participants in such solicitation) is Acting in Concert.~~

~~(B) A Noticing Person shall update and supplement its notice to the Corporation of its intent to propose business or a nomination at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 9 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).~~

~~(C) The foregoing notice requirements of this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.~~

~~(D) Only such persons who are nominated in accordance with the procedures set forth in this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation shall be eligible to be elected at an annual meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation. The only matters that may be brought before a special meeting of stockholders are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant Section 3 of these Bylaws, and stockholders shall not otherwise be permitted to nominate directors or propose business to be brought before a special meeting of stockholders. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty:~~

~~(i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation (including whether the stockholder or beneficial owner, if any, on whose~~

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~~behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (A)(iii)(d) of this Section 9) and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the annual meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.~~

~~(E) Notwithstanding the foregoing provisions of this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation; provided, however, that any references in these Bylaws or in the Restated Certificate of Incorporation to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any business to be considered pursuant to this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation and compliance with this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in clause (C) of this Section 9, matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act). Nothing in this Section 9 and Articles 11 and 12 of the Restated Certificate of Incorporation shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (ii) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Restated Certificate of Incorporation.~~

ARTICLE III: Board of Directors

SECTION 1. General Powers. Subject to any requirements in the Restated Certificate of Incorporation, these Bylaws, and of the Delaware General Corporation Law as to action which must be authorized or approved by the stockholders, any and all corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be under the direction of, the Board to the fullest extent permitted by law. Without limiting the generality of the foregoing, it is hereby expressly declared that the Board shall have the following powers, to wit:

(A) to select and remove all of the officers, agents and employees of the Corporation, prescribe such powers and duties for them as may not be inconsistent with law, the Restated Certificate of Incorporation or these Bylaws, fix their compensation, and require from them security for faithful service;

(B) to conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefor not inconsistent with law, the Restated Certificate of Incorporation or these Bylaws, as it may deem best;

(C) to change the location of the registered office of the Corporation in Article I, Section 1 hereof; to change the principal office for the transaction of the business of the Corporation from one location to another as provided in Article I, Section 2 hereof; to fix and locate from time to time one or more subsidiary offices of the Corporation within or without the State of Delaware as provided in Article I, Section 3 hereof; to designate any place within or without the State of Delaware for the holding of any meeting or meetings of stockholders; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, and in its judgment as it may deem best, provided such seal and such certificate shall at all times comply with the provisions of law;

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(D) to authorize the issuance of shares of stock of the Corporation from time to time, upon such terms and for such considerations as may be lawful;

(E) to borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust and securities therefor; and

(F) by resolution adopted by a majority of the authorized number of directors, to designate an executive and other committees, each consisting of one or more directors, to serve at the pleasure of the Board, and to prescribe the manner in which proceedings of such committee or committees shall be conducted.

SECTION 2. Number and Term of Office. The authorized number of directors of the Corporation shall be ~~not less than five (5) nor more than fifteen (15) until this Section 2 is amended by a resolution duly adopted by the Board or by the stockholders of the Corporation. The exact number of directors shall be fixed from time to time within the limits specified by resolution of the Board or the stockholders~~nine (9). Directors need not be stockholders. Each of the directors of the Corporation shall hold office until such director’s successor shall have been duly elected and shall qualify or until such director shall resign or shall have been removed in the manner provided for in the Restated Certificate of Incorporation. At all times a majority of the directors shall be Independent Directors (as defined below). If a director ceases to be an Independent Director, and such change causes the majority of directors not to be Independent Directors, the Board shall take such action as it deems prudent and necessary to cause the Board to consist of directors, a majority of whom are Independent Directors.

SECTION 3. Election of Directors. Each director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefor at a meeting of the stockholders for the election of directors at which a quorum is present (an “Election Meeting”); provided, however, that if the Board determines that the number of nominees exceeds the number of directors to be elected at such meeting (a “Contested Election”), and the Board has not rescinded such determination by the record date of the Election Meeting as initially announced, each of the directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such director.

For purposes of this Section 3, a “majority of the votes cast” means that the number of votes cast “for” a candidate for director exceeds the number of votes cast “against” that director (with “abstentions” and “broker non-votes” not counted as votes cast as either “for” or “against” such director’s election). In an election other than a Contested Election, stockholders will be given the choice to cast votes “for” or “against” the election of directors. In a Contested Election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors and shall not have the ability to cast any other vote with respect to such election of directors. In the event an Election Meeting involves the election of directors by separate votes by class or classes or series, the determination as to whether an election constitutes a Contested Election shall be made on a class by class or series by series basis, as applicable.

SECTION 4. Resignations. Any director of the Corporation may resign at any time upon notice given in writing or by electronic transmission to the Board or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, it shall take effect immediately upon receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5. Vacancies. Except as otherwise provided in the Restated Certificate of Incorporation, and subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors or any vacancy on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. Each director so chosen to fill a vacancy shall hold office until such director’s successor shall have been elected and shall qualify or until such director shall resign or shall have been removed.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

SECTION 6. Place of Meeting. The Board or any committee thereof may hold any of its meetings at such place or places within or without the State of Delaware as the Board or such committee may from time to time by

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resolution designate or as shall be designated by the person or persons calling the meeting or in the notice or a waiver of notice of any such meeting. Directors may participate in any regular or special meeting of the Board or any committee thereof by means of conference telephone or similar communications equipment pursuant to which all persons participating in the meeting of the Board or such committee can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 7. First Meeting. The Board shall meet as soon as practicable after each annual election of directors, and notice of such first meeting shall not be required.

SECTION 8. Regular Meetings. Regular meetings of the Board may be held at such times as the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day that is not a legal holiday. Except as provided by law, notice of regular meetings need not be given.

SECTION 9. Special Meetings. Special meetings of the Board for any purpose or purposes shall be called at any time by the Chairman of the Board or, if the Chairman of the Board is absent or unable or refuses to act, by the Chief Executive Officer or the President. Except as otherwise provided by law or by these Bylaws, special meetings of the Board shall be held upon at least four (4) days written notice or two (2) hours notice given personally, by telephone or by electronic transmission. Any such notice shall be addressed or delivered to each director at such director’s address as is shown upon the records of the Corporation or as may have been given to the Corporation by the director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. Notice by mail shall be deemed to have been given at the time such notice is deposited in the United States mails, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for delivery or transmission. Notice by electronic transmission shall be deemed to have been given at the time it is actually transmitted by the person giving the notice by electronic means to the recipient. Oral notice shall be deemed to have been given at the time it is communicated, in person or by telephone or similar means of communication, to the recipient or to a person at the office of the recipient whom the person giving the notice has reason to believe will promptly communicate it to the recipient. Except where otherwise required by law or these Bylaws, notice of the purpose of a special meeting need not be given. Notice of any meeting of the Board shall not be required to be given to any director who is present at such meeting, except a director who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 10. Quorum and Manner of Acting. Except as otherwise provided in these Bylaws, the Restated Certificate of Incorporation or by applicable law, the presence of a majority of the authorized number of directors shall be required to constitute a quorum for the transaction of business at any meeting of the Board, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative vote of a majority of the directors present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided any action taken is approved by at least a majority of the required quorum for such meeting. In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board, and the individual directors shall have no power as such.

SECTION 11. Action by Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if consent in writing or by electronic transmission is given thereto by all members of the Board or of such committee, as the case may be, and such consent, electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 12. Compensation. Directors who are not employees of the Corporation or any of its subsidiaries may receive an annual fee for their services as directors in an amount fixed by resolution of the Board, and, in addition, a fixed fee, with or without expenses of attendance, may be allowed by resolution of the Board for attendance at each meeting, including each meeting of a committee of the Board. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

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SECTION 13. Committees. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent provided in the resolution of the Board and subject to any restrictions or limitation on the delegation of power and authority imposed by applicable law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Any such committee shall keep written minutes of its meetings and report the same to the Board at the next regular meeting of the Board. Unless the Board or these Bylaws shall otherwise prescribe the manner of proceedings of any such committee, meetings of such committee may be regularly scheduled in advance and may be called at any time by the chairman of the committee or by any two (2) members thereof; otherwise, the provisions of these Bylaws with respect to notice and conduct of meetings of the Board shall govern.

SECTION 14. Definition of Independent Director. For purposes of this Article III, the term “Independent Director” shall mean:

(A) for purposes of determining whether a director is qualified to serve as a member of the audit committee of the Board, a director who meets the qualification requirements for being an independent director under applicable securities laws, including the Securities Exchange Act of 1934, as amended, applicable rules and regulations of the U.S. Securities and Exchange Commission and applicable rules and regulations of any stock exchange or securities market applicable to the Corporation; and

(B) for all other purposes, a director who meets the qualification requirements for being an independent director under applicable rules and regulations of any stock exchange or securities market applicable to the Corporation.

SECTION 15. Interpretation and Application of this Article. The Board shall have the exclusive right and power to interpret and apply the provisions of this Article, including, without limitation, the adoption of written definitions of terms used in and guidelines for the application of this Article (any such definitions and guidelines shall be filed with the Secretary, and such definitions and guidelines as may prevail shall be made available to any stockholder upon written request). Any such definitions or guidelines and any other interpretation or application of the provisions of this Article made in good faith shall be binding and conclusive upon the stockholders, provided that, in the case of any interpretation or application of this Article by the Board to a specific person which results in such person being classified as an Independent Director, the Board shall have determined that such person is independent of management and free from any relationship that, in the opinion of the Board, would interfere with such person’s exercise of independent judgment as a Board member.

ARTICLE IV: Officers

SECTION 1. SECTION 1. Officers. The officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents (the number thereof and their respective titles to be determined by the Board), a Secretary, a Treasurer and such other officers as may be appointed at the discretion of the Board in accordance with the provisions of Section 3 of this Article IV. At the discretion of the Board, from time to time, the Chairman of the Board may be a director of the Corporation who is not an officer of the Corporation.

SECTION 2. Election. The officers of the Corporation, except such officers as may be appointed or elected in accordance with the provisions of Section 3 or Section 5 of this Article IV, shall be chosen annually by the Board at the first meeting thereof, and each officer shall hold office until such officer shall resign or shall be removed or otherwise disqualified to serve, or until such officer’s successor shall be elected and qualified.

SECTION 3. Other Officers. In addition to the officers chosen annually by the Board at its first meeting, the Board also may appoint or elect such other officers as the business of the Corporation may require, each of whom shall have such authority and perform such duties as are provided in these Bylaws or as the Board may from time to time specify, and shall hold office until such officer shall resign or shall be removed or otherwise disqualified to serve, or until such officer’s successor shall be elected and qualified.

SECTION 4. Removal and Resignation. Any officer may be removed, either with or without cause, by resolution of the Board passed by a majority of the directors at the time in office, at any regular or special meeting of the Board, or except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

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SECTION 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular appointment to such office.

SECTION 6. Chairman of the Board. The Chairman of the Board shall preside at all meetings of stockholders and at all meetings of the Board. The Chairman of the Board shall be a member of such committees, if any, and shall have such other powers and duties as may be prescribed by the Board or these Bylaws.

SECTION 7. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, have general supervision, direction and control of the business and affairs of the Corporation.

SECTION 8. President. The President shall have such powers and perform such duties with respect to the administration of the business and affairs of the Corporation as may from time to time be assigned by the Chief Executive Officer or the Board, or as may be prescribed by these Bylaws.

SECTION 9. Vice President. Each Vice President shall have such powers and perform such duties with respect to the administration of the business and affairs of the Corporation as may from time to time be assigned to such Vice President by the Chief Executive Officer, the President or the Board, or as may be prescribed by these Bylaws.

SECTION 10. Secretary. The Secretary shall keep, or cause to be kept, at the principal office of the Corporation, or such other place as the Board may order, a book of minutes of all meetings of directors and stockholders, with the time and place of holding, whether regular or special, and if special, how authorized and the notice thereof given, the names of those present at meetings of directors, the number of shares present or represented at meetings of stockholders, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the Corporation’s transfer agent, a share register, or a duplicate share register, showing the name and address of each stockholder, the number of shares of each class held by such stockholder, the number and date of certificates issued for certificated shares, the number and date of issuance of uncertificated shares, and the number and date of cancellation of certificated shares surrendered for cancellation or for uncertificated shares.

The Secretary shall give, or cause to be given, notice of all meetings of stockholders and of the Board required by these Bylaws or by law to be given, and shall keep the seal of the Corporation in safe custody and, if necessary or appropriate, shall affix and attest the seal to all documents to be executed on behalf of the Corporation under its seal, and shall have such other powers and perform such other duties as may be prescribed by these Bylaws or assigned by the Board, the Chairman of the Board or any officer of the Corporation to whom the Secretary may report. If for any reason the Secretary shall fail to give notice of any special meeting of the Board called by one or more of the persons identified in Article III, Section 9 hereof, then any such person or persons may give notice of any such special meeting.

SECTION 11. Treasurer. The Treasurer shall supervise, have custody of and be responsible for all funds and securities of the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board or in accordance with authority delegated by the Board. The Treasurer shall disburse the funds of the Corporation as may be ordered or authorized by the Board, shall render to the Board and the Chairman of the Board whenever they request it, an account of all of the Treasurer’s transactions, and shall have such other powers and perform such other duties as may be prescribed by these Bylaws or assigned by the Board, the Chairman of the Board or any officer of the Corporation to whom the Treasurer may report.

ARTICLE V: Contracts, Checks, Drafts, Bank Accounts, Etc.

SECTION 1. Execution of Contracts. The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board or by these Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or in any amount.

SECTION 2. Checks, Drafts, Etc. All checks, drafts, or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board. Each such officer, assistant, agent or attorney shall give such bond, if any, as the Board may require.

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SECTION 3. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary (or any other officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation who shall from time to time be determined by the Board) may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

SECTION 4. General and Special Bank Accounts. The Board may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board may select or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

ARTICLE VI: Shares and Their Transfer

SECTION 1. Certificates for Stock. The shares of stock of the Corporation may be certificated or uncertificated, as provided under Delaware law. Every holder of stock represented by certificates shall be entitled to have a certificate or certificates, to be in such form as the Board shall prescribe, certifying the number and class of shares of the stock of the Corporation owned by such holder. The certificates representing certificated shares of such stock shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President, and by the Secretary or the Treasurer. Any or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any such certificate, shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue. Every certificate surrendered to the Corporation for exchange or transfer shall be canceled, and no new certificate or certificates or uncertificated shares shall be issued in exchange for any existing certificate until such existing certificate shall have been so canceled, except in cases provided for in Section 4 of this Article VI.

SECTION 2. Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by such holder’s attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 3 of this Article VI, and, if such shares are represented by a certificate, upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes with regard to the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be so expressed in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer or uncertificated shares are requested to be transferred, both the transferor and the transferee request the Corporation to do so.

SECTION 3. Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

SECTION 4. Lost, Stolen, Destroyed, and Mutilated Certificates. In any case of loss, theft, destruction, or mutilation of any certificate of stock, another certificate or uncertificated shares may be issued in its place upon proof of such loss, theft, destruction, or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sum as the Board may direct; provided, however, that a new certificate or uncertificated shares may be issued without requiring any bond when, in the judgment of the Board, it is proper so to do.

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SECTION 5. Fixing Date for Determination of Stockholders of Record.

(A) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting. A determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(B) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be fixed in the manner provided for in the Restated Certificate of Incorporation.

(C) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.

ARTICLE VII: Miscellaneous

SECTION 1. Seal. The Board shall adopt a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and words showing that the Corporation was incorporated in the State of Delaware.

SECTION 2. Waiver of Notices. Whenever notice is required to be given by these Bylaws or the Restated Certificate of Incorporation or by law, the person entitled to said notice may waive such notice in writing, either before or after the time stated therein, and such waiver shall be deemed equivalent to notice.

SECTION 3. Amendments. Except as otherwise provided herein or in the Restated Certificate of Incorporation, these Bylaws or any of them may be altered, amended, repealed or rescinded and new Bylaws may be adopted by the Board or by the stockholders at any annual or special meeting of stockholders, provided that notice of such proposed alteration, amendment, repeal, rescission or adoption is given in the notice of such meeting.

SECTION 4. Representation of Other Corporations. The Chairman of the Board, the Chief Executive Officer, the President, the Secretary or any Vice President of the Corporation is authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted to said officers to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by such officers.

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